FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January-December 2017	3

January - December 2017

FINANCIAL HIGHLIGHTS

•	Solid operating and financial results.

•	Growth in high-value accesses: LTE (1.5x y-o-y; quarterly net additions of 8.6m), smartphones (+8%; +2.2m), FTTx/cable (+20%; +450k) and pay TV (+2%; +92k).

•

In the quarter, revenues (€13,162m) increased 4.8% y-o-y organic (-4.1% reported), highlighting service revenues (+4.3%; -4.9%, respectively) and mobile data revenues, which posted double-digit growth (+19.5%). In the twelve months, revenues (€52,008m) grew 3.4% vs. 2016 (-0.1% reported).

•

OIBDA (€3,913m in the quarter; €16,187m in 2017) increased 9.2% organic (+5.3% in 2017), with a positive contribution from all segments and OIBDA margin expansion (+1.4 p.p. y-o-y in October-December; +0.6 p.p. in 2017). In reported terms, OIBDA rose 22.8% in the quarter and 7.1% in the year.

•

Underlying OIBDA totalled €4,230m in the quarter (-5.2% y-o-y), excluding mainly restructuring costs (-€219m), regulatory contingencies (-€107m) and tower sales (€6m); and €16,638m in the year (+0.7% y-o-y).

•	Operating cash flow (OIBDA-CapEx) (€7,490m in January-December) maintained a strong pace of growth (+12.2% y-o-y organic), reflecting improved business performance and lower CapEx intensity (-1.2%).

•	Net income in 2017 reached €3,132m, +32.2% y-o-y, and earnings per share totalled €0.56, +33.9% (€693m and €0.12, respectively in the quarter).

•	UBB network deployment acceleration; efficient resources allocation.

•	44.4m premises passed with FTTx/cable (+13% y-o-y), on own network, and 72% LTE coverage (+10.5 p.p.).

•	Focus on digitalisation; cross selling, higher customer value and satisfaction, and improved efficiency.

•	Substantial debt reduction.

•	Net debt stood at €44,230m as of December, 9.0% lower y-o-y (-€2,992m since September).

•	Free cash flow reached €4,947m in 2017 (+13.0% y-o-y).

•

T. España: service revenues accelerated (+0.7% year-on-year in the quarter), OIBDA returned to growth (+0.5%), and operating cash flow increased 3.1% vs. January-December 2016, excluding provisions and capital gains.

•	T. Brasil: Revenue and OIBDA y-o-y growth in the quarter (+0.9% and +3.7%) with margin expansion (+1.0 p.p.), underpinned by leadership in market share, efficiencies and integration synergies.

•

T. Deutschland: mobile service revenues ex-regulation returned to growth (+0.8% y-o-y in the quarter), and OIBDA growth accelerated to 6.3% (+2.1 p.p. OIBDA margin expansion). Cash flow increased 27.4% vs. 2016.

•	T. UK: solid y-o-y growth in the quarter in mobile service revenues (+1.1%) and OIBDA (+3.7%), driven by positive commercial performance with a sustained leadership in churn levels.

•

T. Hispanoamérica: solid growth in 2017 in revenues (€12,552m), OIBDA (€3,538m) and margin expansion; higher penetration in value and efficiency measures, despite competitive environment and regulatory drag.

January - December 2017

•	Telefónica announced guidance[1] for 2018:

•	Revenues: growing around 1% vs. 2017 (despite the negative impact from regulation, approximately -0.9 p.p.).

•	OIBDA Margin: y-o-y expansion of around 0.5 p.p. (despite regulation dragging -1.6 p.p. to OIBDA y-o-y growth in 2018).

•	CapEx/Sales excluding spectrum: around 15%.

•	Telefónica confirms shareholder remuneration for 2017 and announces remuneration policy for 2018:

•	The second tranche of 2017 dividend (€0.20 per share in cash) to be paid in June 2018.

•	Dividend for 2018 of €0.40 per share in cash, to be paid in December 2018 (€0.20 per share) and in June 2019 (€0.20 per share).

[1]	Guidance 2018:

Guidance 2018:

•

Assumes constant exchange rates (average in 2017), except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period) and considering a constant perimeter of consolidation.

•	Excludes:

•	Write-offs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts are excluded.

•	CapEx excludes spectrum investments.

2017 adjusted base: Revenues (€52,037m) and OIBDA Margin (32.0%).

•	Consider:

•	Reported figures for full year 2017.

•	Includes:

•	January-September results of Teleasociadas in Colombia.

•	Excludes:

•	Write-offs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts.

•	CapEx excludes spectrum investments.

January - December 2017

Comments from José María Álvarez-Pallete, Executive Chairman:

“In 2017 we have delivered solid results, we have met the guidance set for 2017, which was upgraded in July. The highlights were the growth in revenues, OIBDA, OpCF, EPS and FCF, the 4.4 billion euro net debt reduction; and we achieved all this despite regulatory drags. Beyond financial results, we continued to make progress in the intensive process of digitalisation and we are advancing towards transforming into a platform Company. Thanks to the investments made during recent years we are in a strengthened position; we cover more than 90% of the population in Europe with LTE technology and we have surpassed the 70 million mark of premises passed with fibre.

We have entered 2018 with clear priorities to execute our strategy, with revenue growth, margin expansion for the third year in a row and lower capital intensity thanks to the efforts already undertaken. At the same time, we maintain our objective to continue strengthening our financial position, compatible with attractive shareholder remuneration”.

January - December 2017

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - December	% Chg		October - December	% Chg
	2017	Reported	Organic	2017	Reported	Organic
Revenues	52,008	(0.1)	3.4	13,162	(4.1)	4.8
Telefónica España	12,653	(1.3)	(1.2)	3,243	(0.1)	(0.0)
Telefónica Deutschland	7,296	(2.8)	(2.8)	1,904	(1.6)	(1.6)
Telefónica UK	6,540	(4.7)	2.2	1,730	0.5	3.2
Telefónica Brasil	12,019	8.4	1.4	2,892	(5.4)	0.9
Telefónica Hispanoamerica (1)	12,552	(0.2)	15.3	3,151	(8.3)	19.9
Other companies & eliminations	947	(20.3)	(9.3)	241	(26.4)	(19.6)
Telxius	730	13.1	6.1	183	(1.6)	1.1

OIBDA	16,187	7.1	5.3	3,913	22.8	9.2
Telefónica España	4,952	12.5	(1.8)	1,221	146.0	0.1
Telefónica Deutschland	1,821	2.8	2.9	503	6.6	6.3
Telefónica UK	1,639	(4.1)	0.7	377	13.1	3.7
Telefónica Brasil	4,191	13.2	6.0	1,028	(4.9)	3.7
Telefónica Hispanoamerica	3,538	1.8	19.9	859	6.8	39.8
Other companies & eliminations	47	(21.4)	(43.0)	(76)	n.m.	n.m.
Telxius	346	30.1	6.9	84	(6.3)	(4.4)

OIBDA margin	31.1%	2.1 p.p.	0.6 p.p.	29.7%	6.5 p.p.	1.4 p.p.
Telefónica España	39.1%	4.8 p.p.	(0.2 p.p. )	37.6%	22.4 p.p.	0.0 p.p.
Telefónica Deutschland	25.0%	1.4 p.p.	1.4 p.p.	26.4%	2.0 p.p.	2.1 p.p.
Telefónica UK	25.1%	0.1 p.p.	(0.4 p.p. )	21.8%	2.4 p.p.	0.1 p.p.
Telefónica Brasil	34.9%	1.5 p.p.	1.5 p.p.	35.6%	0.2 p.p.	1.0 p.p.
Telefónica Hispanoamerica	28.2%	0.6 p.p.	1.2 p.p.	27.3%	3.8 p.p.	5.3 p.p.

Operating Income (OI)	6,791	24.2	14.1	1,648	146.3	21.0

Net income attributable to equity holders of the Parent	3,132	32.2		693	n.m.
Basic and diluted earnings per share (euros)	0.56	33.9		0.12	n.m.

CapEx	8,697	(2.6)	(1.2)	2,735	(6.1)	1.2
Telefónica España	1,683	(9.1)	(8.8)	586	4.2	4.2
Telefónica Deutschland	951	(14.2)	(13.7)	262	(27.0)	(26.7)
Telefónica UK	827	(11.2)	(4.8)	223	(19.6)	(16.6)
Telefónica Brasil	2,225	4.1	(0.1)	712	(7.3)	(4.9)
Telefónica Hispanoamerica	2,678	2.4	8.6	824	1.2	23.6
Other companies & eliminations	334	16.8	22.4	127	(2.2)	2.0
Telxius	203	70.5	71.5	68	22.7	29.0

Spectrum	538	55.7	55.9	35	n.m.	n.m.
Telefónica España	—	—	—	—	—	—
Telefónica Deutschland	1	(90.1)	(90.1)	—	—	—
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil	—	—	—	—	—	—
Telefónica Hispanoamerica	537	89.3	89.6	35	n.m.	n.m.

OpCF (OIBDA-CapEx)	7,490	21.0	12.2	1,178	328.9	24.4
Telefónica España	3,269	28.2	2.0	635	c.s.	(3.0)
Telefónica Deutschland	870	31.1	27.4	241	114.5	88.7
Telefónica UK	812	4.4	6.9	154	174.8	59.3
Telefónica Brasil	1,966	25.5	13.6	316	1.1	24.7
Telefónica Hispanoamerica	860	0.1	38.3	35	c.s.	88.5
Other companies & eliminations	(287)	26.8	123.8	(203)	56.1	185.1
Telxius	142	(2.8)	(30.9)	17	(52.4)	(53.8)

•	Reconciliation included in the excel spreadsheets.

Notes:

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	OIBDA and OI are presented before brand fees and management fees.

•

Telxius financials are fully reported in Other Companies & Eliminations in T. Group since 1 January, 2017, reflecting the final integration into Telxius of the mobile communications towers transferred from T. España, T. Deutschland, T. Brasil and T. Hispanoamérica segments and the international submarine fiber optic cable (which was already being reported within Other Companies and Eliminations). As a consequence, 2017 reported figures for these segments follow the same criteria. In addition, 2016 segment results have been revised to reflect the different dates of asset integration into Telxius, affecting T. España (since 1 January, 2016), T. Deutschland (since 1 May, 2016), T. Brasil (since 1 April, 2016) and T. Hispanoamérica (T. Perú since 1 April 2016 and T. Chile since 1 May 2016). Organic y-o-y changes on segments reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the segments do not include intra-group capital gains resulting from the transfer of towers to Telxius. (1) Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. Organic y-o-y comparison excludes these results.

•

Organic criteria : Assumes constant exchange rates (average in 2016), excluding hyperinflationary accounting in Venezuela in both years and considering a constant perimeter of consolidation. At OIBDA and OI levels, write-offs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts are excluded. CapEx excludes spectrum investments.

January - December 2017

The financial information related to January-December 2017 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January - December 2017

01

CONSOLIDATED RESULTS

Telefónica group’s total accesses stood at 343.5m as of December 2017 and customer value continued to improve, with average revenue per customer growth accelerating to 5.4% y-o-y in organic terms in the fourth quarter (+1.2 p.p. vs. July-September) and stable churn.

This performance reflected a growing demand for data, speed and content driving the growth of high-value services:

i) LTE customers reached 97.5m (1.5x y-o-y), with quarterly net additions of 8.6m and a penetration of 38% (+13 p.p.

y-o-y);

ii) mobile contract accesses (115.9m; +5% y-o-y), with net additions of 1.8m (1.2x vs. July-September), represented 43% of the total (+3 p.p. y-o-y);

iii) smartphones (+8% y-o-y; 158.7m) reported quarterly net additions of 2.2m (1.6x vs. July-September) and reached a penetration of 63% (+6 p.p. y-o-y);

iv) fixed broadband customers (21.4m; +1% y-o-y) accelerated their quarterly net additions to 174k (+3k in July-September; -72k in the fourth quarter 2016);

v) FTTx/cable customers (11.0m) grew 20% vs. December 2016 (net additions of 450k in the quarter; +4% y-o-y) and represented 51% of total fixed broadband accesses (+8 p.p. y-o-y), with a coverage of 44.4m premises passed on own network (+13% y-o-y); and

vi) pay TV accesses (8.5m; +2% y-o-y) reported net quarterly additions of 92k (-108k in October-December 2016).

Exchange rate fluctuations in January-December had a negative impact on key financial indicators, mainly due to the strong devaluation of the Venezuelan bolivar and the depreciation of the Argentine peso and pound sterling against the euro. Thus, in 2017 currencies reduced the y-o-y growth of revenues by 3.2 p.p. and that of OIBDA by 4.7 p.p.

Nevertheless, it is important to highlight that the negative impact of FX evolution at OIBDA level has been significantly reduced in terms of cash generation, as it reduces the payment in euros of CapEx, taxes and other items.

Revenues in the quarter (€13,162m) decreased 4.1% y-o-y (€52,008m in January-December; -0.1%). In organic terms, their growth accelerated to 4.8% (+3.4% in 2017) driven by mobile service revenues, which improved their y-o-y performance to 4.3% (+3.1% in January-December), while handset revenues maintained a strong pace of growth (+9.8% in the quarter; +6.5% in 2017).

Furthermore, this acceleration was underpinned by the growth in mobile data revenues, which increased by 19.5% y-o-y in organic terms (+16.8% in January-December) and represented 60% of mobile service revenues in the quarter (+6 p.p. y-o-y in organic terms).

Excluding the negative impact of regulation (-1.0 p.p. in the quarter; -1.1 p.p. in January-December), revenues would have risen by 5.9% y-o-y in organic terms in the fourth quarter (+4.5% in January-December).

Mobile data traffic continued to grow at very high rates (+65% y-o-y), driven by LTE customer traffic, which accounted for 57% of the total (+15 p.p. y-o-y), with higher average use (+74% in the quarter) and ARPU around 10% higher in January-December 2017. As such, the average traffic per customer reached 1.9GB per month (+65% y-o-y). Additionally, within fixed networks, fixed broadband traffic growth in 2017 (+34% y-o-y) was remarkable.

In the fourth quarter, provisions for restructuring costs amounted to €219m (mainly €102m in T. España, €98m in T. Hispanoamérica and €30m in T. Deutschland) and impacted personnel expenses by €197m and other net income (expense) by €22m. On the other hand, in the fourth quarter of 2016 provisions for restructuring costs amounted to €1,290m.

Operating expenses amounted to €9,478m in the quarter and decreased by 12.7% y-o-y in reported terms (€36,758m; -3.4% in January-December).

January - December 2017

In organic terms, operating expenses increased by 2.7% y-o-y in the quarter (+2.2% in 2017) due to the increase in other operating expenses (+2.8% y-o-y in the quarter; on higher network and systems costs, inflationary pressures and appreciation of the USD against most Latin American currencies), higher personnel expenses (+5.2% y-o-y in the quarter due to inflationary pressures, despite the savings from redundancy programmes) and the increase in supplies (+1.5% y-o-y in the quarter; higher handset consumption and the impact of “RLAH” on European operations).

The average headcount in 2017 stood at 125,371 employees (-5.1% vs. 2016).

The gain on sale of fixed assets in the fourth quarter (€75m) included mainly the impact on OIBDA of capital gains from the sale of real estate assets in Spain (€27m) and the sale of assets in T. Deutschland (€29m). In the fourth quarter of 2016 (€266m), this item mainly included capital gains from the sale of Telefé (€199m) and, in Spain, the sale of real estate assets (€33m) and T. Personalizadas (€29m).

Operating income before depreciation and amortization (OIBDA) reached €3,913m in the fourth quarter (+22.8% y-o-y) and €16,187m in January-December (+7.1% y-o-y).

In organic terms, OIBDA grew by 9.2% y-o-y in the quarter (+5.3% in 2017), reflecting the sustained revenue improvement and cost containment efforts, efficiencies from the transformation process and digitalisation, synergy capture and a lower regulatory impact. Excluding the impact of the regulation (-1.5 p.p. in the quarter), OIBDA would have increased by 10.8% y-o-y in organic terms in the quarter (+6.7% in January-December).

Underlying OIBDA amounted to €4,230m in October-December (-5.2% y-o-y) and €16,638m in January-December (+0.7% vs. 2016). In the fourth quarter, underlying OIBDA mainly excluded the following factors:

•	Restructuring expenses (-€219m)

•	Provisions to cover regulatory contingencies (-€107m; Brazil -€50m and Other Companies -€57m)

•	Tower sales (€6m)

OIBDA margin stood at 29.7% in the fourth quarter, expanding 6.5 p.p. y-o-y (+1.4 p.p. organic). OIBDA margin reached 31.1% in January-December (+2.1 p.p. reported; +0.6 p.p. in organic terms).

Depreciation and amortisation stood at €2,265m in the quarter (-10.1% y-o-y) and €9,396m in January-December (-2.6%). In organic terms, depreciation and amortisation fell 1.1% vs. the fourth quarter of 2016 and 1.3% y-o-y in January-December, reflecting the lower CapEx intensity.

Thus, operating income (OI) reached €1,648m in October-December (2.5x y-o-y; +21.0% organic) and €6,791m in the twelve-month period, growing by 24.2% vs. 2016 (+14.1% in organic terms).

Net financial expenses in the quarter totalled €470m, 27.6% higher than the previous year due to the greater impact of inflation in Venezuela in 2016, despite the ongoing reduction of the cost of debt in European and Latin American currencies. In January-December (€2,199m) net financial expenses decreased 0.9% y-o-y, mainly due to the reduction in the cost of debt.

Tax expenses in January-December amounted to €1,219m, which, over a profit before tax of €4,597m, placed the effective rate at 26.5%, in line with 2016 (26.1%).

Profit attributable to minority interests in the fourth quarter (€132m) was higher than the same period last year (€49m), mainly due to the higher profit attributed to minority shareholders of T. Colombia. This figure amounted to €246m in January-December vs. €30m in 2016, mainly due to the greater profit attributed to the minority interests of T. Brasil, T. Deutschland and T. Colombia.

January - December 2017

In this regard, the profit attributable to ordinary equity holders of the Parent in January-December reached €3,132m (€4,085m in underlying terms), growing by 32.2% y-o-y (+1.2% underlying). In the fourth quarter it stood at €693m (€1,012m underlying), 4.8x higher vs. October-December 2016 (-17.9% underlying).

Basic earnings per share totalled €0.56 in January-December and grew 33.9% y-o-y (€0.75 in underlying terms, -0.3%). In the fourth quarter, basic earnings per share amounted to €0.12 and were 7.9x higher y-o-y (€0.18 in underlying terms, -22.6%).

CapEx in the full year (€8,697m; -2.6% reported; -1.2% in organic terms) continued to focus on expanding 4G and UBB networks and simplifying and digitalising processes and systems, reflected integration synergies and included €538m in spectrum and licences.

In January-December 2017, free cash flow reached €4,947m, increasing by 13.0% y-o-y:

i) Operating cash flow (OIBDA-CapEx) in the twelve months (€7,490m) maintained a strong pace of growth (+21.0% y-o-y reported; +12.2% in organic terms), as a result of good business performance and lower CapEx intensity.

ii) Interest payments in 2017 (€1,726m) decreased by 19.5% vs. the previous year (-€417m), mainly due to the lower cost of the debt in European and Latin American currencies. The effective cost of interest payments in the last twelve months stood at 3.32% as of December, 62 b.p. less than the 3.94% as of December 2016.

iii) Tax payments totalled €1,005m, an increase of €356m vs. January-December 2016 due to the lower refund from final declarations from previous years and higher payments in advance. The effective cash tax rate stood at 21.9%.

iv) Working capital in 2017 positively contributed €434m to cash flow generation, driven by different management measures (extension of payment terms with suppliers or the factoring company where those had been discounted and factoring on receivables). Compared with January-December 2016, working capital contribution increased by €45m, mainly due to the impact from the extension of the VAT settlement period in Spain, partially offset by a greater consumption from restructuring and other provisions.

v) Operations with minority shareholders in 2017 (€555m) increased by 8.7% y-o-y mainly due to the higher dividend payments at T. Brasil, associated with the Company’s improved profit.

Net financial debt as of December 2017 (€44,230m) decreased by €2,992m vs. September 2017, mainly due to free cash generation (€1,721m), the closing of the 40% stake sale of Telxius (€1,275m), the issuance of capital instruments (€915m; net of coupon payments), the lower value in euros of net debt in foreign currencies (€125m) and other factors (€3m), which comfortably offset the payment of the first tranche of the dividend announced for 2017 (€858m) and payment of labour-related commitments (€189m).

Compared with December 2016, net financial debt was reduced by €4,365m, driven by strong free cash flow generation (€4,947m), the closing of the 40% stake sale of Telxius (€1,275m) and the lower value in euros of net debt in foreign currencies (€639m). These factors were partially offset by shareholder remuneration (€1,264m, including the issuance and coupon payments of capital instruments and the dividend), payment of labour-related commitments (€696m) and other factors (€536m, mainly the extension of payment terms with suppliers or the factoring company).

During 2017, Telefónica’s financing activity amounted to approximately €10,501m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position and refinancing and extending debt maturities (in an environment of very low interest rates). Therefore, as of the end of December, the Group has covered debt maturities for the next two years. The average debt life stood at 8.08 years (vs. 6.35 years in December 2016).

January - December 2017

Among the main financial operations in the quarter, stood out in December the issuance of undated deeply subordinated securities guaranteed on a subordinated basis by Telefónica, S.A. for a nominal amount of €1,000m, callable after five and a half years from the issuance date. It should be noted that the strong demand from institutional investors enabled the annual coupon to be set at 2.625%, the lowest set by Telefónica for a hybrid issuance in euros in history. Also, loan transactions for an aggregated amount of €655m were closed at very attractive rates, maturing up to 12 years.

After the closing of the year, a senior debt issuance of €1,000m was closed in January, maturing in January 2027 with an annual coupon of 1.447%. On the other hand, Telefónica Deutschland Holding issued debt instruments in the local market (“Schuldscheindarlehen” and “Namensschuldverschreibung”) maturing up to 15 years and a target volume of €250m, including a tranche via Blockchain technology amounting to €75m with a maturity slightly longer than one year.

In 2017, the Telefónica Group obtained funding by means of extending payment terms with suppliers or the factoring company where those had been discounted, for a total of €691m equivalent (€82m equivalent in the fourth quarter). In January-December 2016, this financing amounted to €982m equivalent (€115m in October-December).

Moreover, Telefónica, S.A. and its holding companies continued the issuance activity under the Promissory notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding balance of approximately €2,054m at the end of December.

At year end, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €13,531m (€12,541m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets excluding Venezuela placed liquidity at €20,852m.

Definitions:

Organic growth: Assuming constant exchange rates (average in 2016), excluding hyperinflationary accounting in Venezuela in both years and considering a constant perimeter of consolidation. At OIBDA and OI levels, write-offs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts are excluded. CapEx excludes spectrum investments.

Underlying growth: Reported figures excluding the impact on net profit of write-offs, capital gains/losses from companies’ disposals, tower sales, restructuring costs material non-recurring impacts, and depreciation and amortisation charges arising from purchase price allocation processes.

Digital Services

(y-o-y changes in organic terms)

The Digital Services area reflects the benefits which arise from the operating businesses’ alignment in key projects underpinned by networks and systems modernisation. In this regard, the commitment to position TV as a differential proposition within the customer offering has resulted in a continuous improvement in functionalities with services such as “Movistar Play”, while the focus on enriching home connectivity drove the implementation of the “Smart WiFi” service. Additionally, the development of the “Novum” platform will unify the customer relations model (more interactive and digital).

Digital revenues maintained solid growth in the last quarter of 2017 (+13.3% y-o-y) and totalled €1,377m, increasing the total volume in the year to €5.241m (+6.8%).

Video revenues reached €748m in the quarter (€2,992m in 2017) with an accelerated growth rate (+7.0%; +5.8% in the year) due to the improved performance in Hispanoamérica. Pay TV accesses stood at 8.5m (+2% y-o-y), underscored by the IPTV base which grew 14%, driven by the growing adoption of fibre in Spain, Brazil and Chile, and which now represents 41% of the total TV base (+4 p.p. y-o-y). Meanwhile, the quality of functionalities and contents, driven by in-house productions or partnerships with producers, is reflected in the ARPU improvement across all regions (+8% y-o-y) and higher customer loyalty (churn -0.1 p.p.).

January - December 2017

Security revenues in October-December (€110m; €343m in 2017) returned to growth, +14.5% y-o-y (+0.7% in 2017), driven by the B2B segment (+29.3% in the quarter and +24.3% in 2017). Telefónica continued to shore up comprehensive risk management for businesses with cybersecurity, with a special focus on managing vulnerabilities, unified cyberthreat management and incident response.

In the M2M area, revenues reached €74m in the quarter, +25.4% y-o-y, despite the impact of the different timelines of several relevant projects (+31.7% in January-December; €281m), backed by the accelerated deployment of IoT technologies in multiple sectors: automotive, retail, etc. For the latter, the global launch of a new customer experience at airport shops was particularly noteworthy.

Additionally, Telefónica was named as “Leader” for the fourth consecutive year in Gartner’s ‘Magic Quadrant’ for ‘Global Managed M2M Services’.

Cloud revenues in October-December reached €148m (+13.9% y-o-y; €518m in 2017, +2.5%) and continued the positive growth trend seen in the previous quarter thanks to the continuous improvement in capacity (own data centres and third-party agreements), enabling an expansion of the portfolio of IaaS (VDC, ‘Open Cloud’) and SaaS (new online portal and bundles for SMEs) products.

Telefónica Global Resources

Telefónica Global Resources continued to drive the Company’s digital transformation, having unified the network technology and systems areas towards the end of the year for the purpose of reinforcing the global digitalisation strategy and their contribution to improving efficiency and growth.

Excellence in connectivity translated into a continual advance in UBB rollout. In this regard, FTTx/cable owned network coverage increased to 44m premises passed (+13% y-o-y) and connected premises increased to 11m. For the mobile network, 4G coverage increased to 72% (+11 p.p. y-o-y), LTE customers amounted to 38% of the total (+13 p.p. y-o-y) and LTE traffic in 2017 multiplied 2.5x representing 52% of total traffic.

On the other hand, the Company maintained its focus on network transformation with the introduction of the latest technology to optimise resources and customer experience; leading to highlights including advances in LTE (optimisation of spectrum usage and improvement in access speed) and in the portfolio of a single fixed access hardware for all operators which is the most advanced in the market (Home Gateway Units, wireless TV gateway…). This is supported by operational processes centred on the customer which are being progressively automated in line with the digitalisation programme.

Maintaining a mid-term technological outlook for 5G, it is worth mentioning that the first 5G pilots are underway in Spain, as well as the first 5G RAN technical implementation specification developed by the standardisation group 3GPP TSG, in which Telefónica participates. In parallel, the virtualisation of network platforms and services progressed rapidly with the rollout of standard UNICA architecture in 5 countries.

Telefónica continued its progress with the digitalisation programme, developing different projects with the goal of improving the various customer processes (direct and digital channels, invoicing and collection, technical assistance, provision and post-sales support).

Thus, the “Full Stack” systems transformation projects are particularly noteworthy. In this regard, they were being executed at 15 Group operating businesses, and 23% of the total customer base migrated to them (+10 p.p. vs. 2016; +4 p.p. vs. September).

January - December 2017

Moreover, consolidating systems towards a Single Online Charging System, with 62% of customers migrated, and the progressive development of mobile applications contributed to the simplification and digitalisation of the customer relationship. This permitted the reduction of servers by 6%, applications by 8% and data centres by 2% and a 2 p.p. increase in virtualisation in 2017 vs. 2016.

The results of these actions were reflected in the digital capabilities engagement indicator, which increased to 59% at year-end 2017 (+9 p.p. vs. 2016).

Telxius

(y-o-y changes in organic terms)

Telxius delivered solid results in its first full year of operations, with 6.1% revenue growth vs. 2016, reaching €730m (€416m cable; €314m towers).

Revenues totalled €183m in the fourth quarter (€100m cable; €83m towers), 1.1% up y-o-y, impacted by seasonal revenues in the cable business in the fourth quarter of 2016.

OIBDA rose to €84m in October-December (€346m in 2017) and OIBDA margin stood at 46.1% (47.4% in January-December), reflecting the operating efficiency of both businesses, despite being affected in the quarter by a regularisation of maintenance expenses in the tower business.

OIBDA y-o-y comparison does not reflect the actual business performance as it was affected by the progressive establishment of activities over the course of 2016, as well as the “one time” negative impacts associated with the formation of the company.

The tenancy ratio in the tower business increased to 1.33x as of December (+0.02x in the quarter and +0.05x in the year) given the increase in co-locations in all the geographies. Additionally, Telxius had a portfolio of 16,288 towers, with an increase of 68 towers in the quarter (mainly in Spain, Peru and Brazil) and 418 towers in the year.

In the cable business, managed international traffic maintained solid growth in capacity service bandwidth (+65% y-o-y in January-December) and IP traffic (+25%). The new MAREA cable (connecting the U.S. and northern Spain) was fully deployed and is expected to enter into service during the first quarter of 2018. The roll-out of BRUSA (connecting the U.S. with Brazil) continued to progress as scheduled and the cable is expected to enter into service in mid-2018.

Additionally, the nearly simultaneous roll-out of these two cables with the latest technology enabled the use of Wavelength Division Multiplexing (DWDM) equipment, which will lead to greater cost efficiency.

CapEx in January-December reached €203m, significantly affected by the deployment of new cables mentioned above. As a result, operating cash flow (OIBDA-CapEx) increased to €142m in the year.

January - December 2017

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	341,262.7	341,922.3	343,932.9	344,671.1	341,785.7	341,347.3	339,843.1	338,997.9	(1.6)
Fixed telephony accesses (1)	39,606.5	39,262.1	38,914.0	38,280.1	37,853.0	37,488.4	37,028.0	36,898.6	(3.6)
Internet and data accesses	21,507.7	21,641.4	21,738.4	21,652.1	21,657.8	21,697.3	21,696.7	21,864.6	1.0
Broadband	21,097.2	21,195.9	21,266.5	21,194.9	21,196.4	21,240.4	21,243.8	21,417.5	1.1
FTTx/Cable	7,933.6	8,378.1	8,704.0	9,137.6	9,580.6	9,960.5	10,511.8	10,961.6	20.0
Mobile accesses	271,783.2	272,596.8	274,883.7	276,450.0	274,055.6	273,886.6	272,742.7	271,766.9	(1.7)
Prepay	166,005.2	165,619.6	165,912.1	165,663.2	162,648.4	161,271.6	158,662.8	155,868.5	(5.9)
Contract	105,778.0	106,977.2	108,971.6	110,786.8	111,407.2	112,615.0	114,079.9	115,898.4	4.6
M2M	12,583.9	12,988.2	13,591.7	14,002.0	14,488.0	15,009.9	15,572.9	16,137.2	15.2
Pay TV	8,365.4	8,422.0	8,396.7	8,289.0	8,219.3	8,274.9	8,375.8	8,467.7	2.2

Wholesale Accesses	5,826.7	5,591.7	5,480.7	5,300.9	5,087.1	4,887.2	4,689.4	4,460.2	(15.9)

Total Accesses	347,089.4	347,514.0	349,413.5	349,972.1	346,872.8	346,234.5	344,532.5	343,458.1	(1.9)

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	38.9%	39.2%	39.6%	40.1%	40.7%	41.1%	41.8%	42.6%	2.6 p.p.
Smartphones (‘000)	128,326.0	130,058.4	144,588.9	147,161.8	151,547.7	155,126.7	156,511.5	158,717.7	7.9
Smartphone penetration (%)	50.6%	51.1%	56.4%	57.1%	59.4%	60.9%	61.8%	63.0%	5.9 p.p.
LTE (‘000)	43,870.2	50,077.3	57,342.4	66,295.7	75,458.8	81,604.2	88,978.7	97,534.0	47.1
LTE penetration (%)	16.9%	19.3%	22.1%	25.3%	29.1%	31.5%	34.6%	38.2%	12.9 p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	52,008	52,036	(0.1)	3.4	13,162	13,721	(4.1)	4.8
Internal exp. capitalized in fixed assets	863	867	(0.5)	(0.1)	219	231	(5.2)	(2.6)
Operating expenses	(36,758)	(38,043)	(3.4)	2.2	(9,478)	(10,852)	(12.7)	2.7
Supplies	(15,022)	(15,242)	(1.4)	0.6	(4,004)	(4,134)	(3.2)	1.5
Personnel expenses	(6,862)	(8,098)	(15.3)	3.0	(1,772)	(2,958)	(40.1)	5.2
Other operating expenses	(14,874)	(14,703)	1.2	3.4	(3,702)	(3,760)	(1.5)	2.8
Other net income (expense)	(60)	186	c.s.	(61.3)	(85)	39	c.s.	(52.0)
Gain (loss) on sale of fixed assets	111	296	(62.6)	22.9	75	266	(71.7)	74.1
Impairment of goodwill and other assets	24	(224)	c.s.	c.s.	20	(219)	c.s.	c.s.
Underlying operating income before D&A (OIBDA)	16,638	16,519	0.7		4,230	4,464	(5.2)
Operating income before D&A (OIBDA)	16,187	15,118	7.1	5.3	3,913	3,187	22.8	9.2
OIBDA Margin	31.1%	29.1%	2.1 p.p.	0.6 p.p.	29.7%	23.2%	6.5 p.p.	1.4 p.p.
Depreciation and amortization	(9,396)	(9,649)	(2.6)	(1.3)	(2,265)	(2,518)	(10.1)	(1.1)
Operating income (OI)	6,791	5,469	24.2	14.1	1,648	669	146.3	21.0
Share of profit (loss) of investments accounted for by the equity method	5	(5)	c.s.		(0)	(2)	(88.3)
Net financial income (expense)	(2,199)	(2,219)	(0.9)		(470)	(369)	27.6
Profit before taxes	4,597	3,245	41.6		1,177	298	n.m.
Corporate income tax	(1,219)	(846)	44.1		(352)	(105)	236.3
Profit for the period	3,378	2,399	40.8		825	193	n.m.
Attributable to equity holders of the Parent	3,132	2,369	32.2		693	145	n.m.
Attributable to non-controlling interests	246	30	n.m.		132	49	172.4
Weighted average number of ordinary shares outstanding during the period (millions)	5,110	5,061	1.0		5,281	5,053	4.5
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.56	0.42	33.9		0.12	0.01	n.m.
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.75	0.75	(0.3)		0.18	0.23	(22.6)

Notes:

•

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-December 2017 period Telefónica uses a synthetic exchange rate of 36,115 Venezuelan bolivars fuertes per dollar at December 2017.

•

Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€70m in October-December 17; €276m in January-December 17), by the weighted average number of ordinary shares outstanding during the period.

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2017

		Original Operative 2017 Guidance	Upgraded Operative 2017 Guidance	2017
2016 Base		(Feb-2017)	(Jul-2017)	Jan-Dec
51,734	Revenues (% Chg YoY)	Stable (in spite of regulation: ~-1.2 p.p.)	Growth >1.5% (in spite of regulation: ~-1.2 p.p.)	3.4%
31.8%	OIBDA margin (Chg YoY)	Expansion up to 1 p.p.	Expansion up to 1 p.p.	0.6 p.p.
16.5%	CapEx / Sales	Around 16%	Around 16%	15.8%

•

Organic criteria: Assumes constant exchange rates (average in 2016), excluding hyperinflationary accounting in Venezuela in both years and considering a constant perimeter of consolidation. At OIBDA and OI levels, write-offs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts are excluded. CapEx excludes spectrum investments.

2016 adjusted base excludes:

•	The results of the companies sold in 2016 (Telefé, T. Personalizadas and Vocem) from 1 January, 2016 to the date of exiting the perimeter of consolidation.

•	OIBDA excludes additionally write-offs, capital gains/losses from the sale of companies, tower sales, material non-recurrent impacts and restructuring costs.

•	CapEx excludes additionally spectrum acquisition.

January - December 2017

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	December 2017	December 2016	% Chg
Non-current assets	95,135	103,667	(8.2)
Intangible assets	18,005	20,518	(12.2)
Goodwill	26,841	28,686	(6.4)
Property, plant and equipment and Investment properties	34,225	36,393	(6.0)
Investments accounted for by the equity method	77	76	1.4
Non-current financial assets	8,167	9,765	(16.4)
Deferred tax assets	7,820	8,229	(5.0)
Current assets	19,931	19,974	(0.2)
Inventories	1,117	1,055	5.9
Trade and other receivables	10,093	10,675	(5.5)
Current financial assets	2,154	2,954	(27.1)
Tax receivables	1,375	1,533	(10.3)
Cash and cash equivalents	5,192	3,736	39.0
Non-current assets and disposal groups classified as held for sale	0	21	n.m.
Total Assets = Total Equity and Liabilities	115,066	123,641	(6.9)
Equity	26,618	28,385	(6.2)
Equity attributable to equity holders of the parent and other holders of equity instruments	16,920	18,157	(6.8)
Non-controlling interests	9,698	10,228	(5.2)
Non-current liabilities	59,382	59,805	(0.7)
Non-current financial liabilities	46,332	45,612	1.6
Non-current trade and other payables	1,687	1,925	(12.4)
Deferred tax liabilities	2,145	2,395	(10.4)
Non-current provisions	9,218	9,873	(6.6)
Current liabilities	29,066	35,451	(18.0)
Current financial liabilities	9,414	14,749	(36.2)
Current trade and other payables	15,095	16,150	(6.5)
Current tax payables	2,341	2,332	0.4
Current provisions	2,216	2,220	(0.2)
Liabilities associated with non-current assets and disposals groups held for sale	—	—	—
Financial Data
Net Financial debt	44,230	48,595	(9.0)

Notes:

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

December 2017
Non-current financial liabilities	46,332
Current financial liabilities	9,414
Gross Financial Debt	55,746
Cash and cash equivalents	(5,192)
Current financial assets	(2,154)
Positive mark-to-market value of long-term derivative instruments	(2,812)
Other non-current liabilities included in “Trade and other payables”	708
Other current liabilities included in “Trade and other payables”	111
Other assets included in “Non-current financial assets”	(1,516)
Other assets included in “Current trade and other receivables”	(661)
Net Financial Debt (1)	44,230
Gross commitments related to employee benefits	6,578
Value of associated Long-term assets	(749)
Tax benefits	(1,533)
Net commitments related to employee benefits	4,295
Net financial debt plus commitments	48,526
Net Financial Debt / OIBDA	2.66x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €505m, €3,152m included as financial liabilities and €3,657m included as financial assets.

January - December 2017

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - December
	2017	2016	% Var
Cash received from operations	63,456	63,514
Cash paid from operations	(46,929)	(47,384)
Net payments of interest and other financial expenses net of dividens received	(1,726)	(2,143)
Taxes paid	(1,005)	(649)
Net cash flow provided by operating activities	13,796	13,338	3.4
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(8,992)	(9,187)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	40	767
Payments on investments in companies, net of cash and cash equivalents acquired	(128)	(54)
Proceeds on financial investments not included under cash equivalents	296	489
Payments on financial investments not included under cash equivalents	(1,106)	(265)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(357)	42
Government grants received	2	—
Net cash flow used in investing activities	(10,245)	(8,208)	24.8
Dividends paid	(2,459)	(2,906)
Proceeds from issue of share capital increase	2	0
(Payments)/proceeds of treasury shares and other operations with shareholders, net	1,269	(660)
Operations with other equity holders (1)	646	656
Proceeds on issue of debentures and bonds, and other debts	8,390	5,693
Proceeds on loans, borrowings and promissory notes	4,844	10,332
Cancellation of debentures and bonds, and other debts	(6,687)	(6,873)
Repayments of loans, borrowings and promissory notes	(6,711)	(8,506)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(1,046)	(1,956)
Net cash used in financing activities	(1,752)	(4,220)	(58.5)
Effect of changes in exchange rates	(341)	185
Effect of changes in consolidation methods and others	(2)	26
Net increase (decrease) in cash and cash equivalents during the year	1,456	1,121	29.9
Cash and cash equivalents at the beginning of the period	3,736	2,615
Cash and cash equivalents at the end of the period	5,192	3,736

Notes:

•

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-December 2017 period Telefónica uses a synthetic exchange rate of 36,115 Venezuelan bolivars fuertes per dollar at December 2017.

•	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.

1)	Includes issuance and coupons of undated deeply subordinated securities.

January - December 2017

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - December
		2017	2016	% Chg
I	Cash flow from operations	16,530	16,130	2.5
II	Net interest payment (1)	(1,726)	(2,143)
III	Payment for income tax	(1,005)	(649)
A=I+II+III	Net cash provided by operating activities	13,799	13,338	3.5
B	Net payment for investment in fixed and intangible assets (2)	(8,992)	(9,187)
	Spectrum (3)	(352)	(349)
C=A+B	Net free cash flow after CapEx	4,807	4,151	15.8
D	Net payment for financial investment	(899)	927
E	Net payment for operations with minority shareholders and treasury stock (4)	(543)	(2,899)
F=C+D+E	Free cash flow after dividends	3,365	2,178	54.5
G	Effects of exchange rate changes on net financial debt	(639)	(91)
H	Effects on net financial debt of changes in consolid. and others	(361)	1,703
I	Net financial debt at beginning of period	48,595	49,161
J=I-F+G+H	Net financial debt at end of period	44,230	48,595	(9.0)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - December
	2017	2016	% Chg
OIBDA	16,187	15,118	7.1
- CapEx accrued during the period	(8,697)	(8,928)
- Payments related to cancellation of commitments	(696)	(738)
- Net interest payment	(1,726)	(2,143)
- Payment for tax	(1,005)	(649)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(27)	16
- Investment In working capital and other deferred income and expenses and Others (2)(5)	771	1,474
= Net Free Cash Flow after CapEx	4,807	4,151	15.8
+ Payments related to cancellation of commitments	696	738
- Dividends paid to minority shareholders	(555)	(511)
= Free Cash Flow	4,947	4,378	13.0
Weighted average number of ordinary shares outstanding during the period (millions)	5,110	5,061
= Free Cash Flow per share (euros)	0.97	0.87	11.9

Notes:

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Includes Net Cash received from sale of Real Estate.
(3)

Figures in €m. 2017 includes mainly: 322 in Colombia mainly associated to the Arbitration Award, 4 in Spain, 4 in UK, 2 in Mexico, 5 in Uruguay and 15 in El Salvador. In 2016 mainly: 4 in Spain, 4 in Germany, 5 in UK, 48 in Brazil, 5 in Colombia and 283 in Peru.

(4)

Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(5)

Other deferred expenses include €76m in Q1 17, €108m in Q4 17 and €1,085m in Q4 16 related to commitments associated with long-term restructuring plans in Spain. Includes €153m in Q3 17 associated to the assumption of a portion of Coltel’s indebtedness by the Colombian Government.

January - December 2017

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Dec 2017	Jan - Dec 2016	December 2017	December 2016
USA (US Dollar)	1.127	1.106	1.199	1.054
United Kingdom (Sterling)	0.876	0.817	0.888	0.855
Argentina (Argentine Peso)	18.560	16.314	22.518	16.706
Brazil (Brazilian Real)	3.595	3.833	3.968	3.435
Chile (Chilean Peso)	731.283	747.496	737.333	705.622
Colombia (Colombian Peso)	3,324.369	3,369.057	3,579.008	3,162.745
Costa Rica (Colon)	644.745	609.385	686.813	591.366
Guatemala (Quetzal)	8.285	8.406	8.809	7.928
Mexico (Mexican Peso)	21.288	20.629	23.584	21.733
Nicaragua (Cordoba)	33.840	31.657	36.921	30.904
Peru (Peruvian Nuevo Sol)	3.675	3.733	3.888	3.537
Uruguay (Uruguayan Peso)	32.302	33.266	34.551	30.924
Venezuela (Bolivar Fuerte) (3)	43,316.682	710.227	43,316.682	710.227

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 31/12/17 and 31/12/16.
(3)

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-December 2017 period Telefónica uses a synthetic exchange rate of 36,115 Venezuelan bolivars fuertes per dollar at December 2017.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	December 2017
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	82%	10%	7%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	December 2017
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	83%	15%	2%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	07/11/2016
Fitch[1]	BBB	F-3	Stable	05/09/2016
S&P1	BBB	A-2	Stable	17/05/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

January - December 2017

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

Telefónica España’s results for 2017 acknowledged a progressive improvement in revenue and OIBDA trend and solid growth in cash flow generation. Service revenue growth accelerated to 0.7% y-o-y in the quarter, OIBDA returned to growth (+0.5%, excluding provisions and capital gains) and operating cash flow increased by 3.1% in the year.

The greater commercial activity, in particular the solid performance of gross additions, in a quarter characterised by strong promotional activity, resulted in net additions in fixed broadband, solid progress in TV and a positive balance in total mobile portability (contract + prepaid, for the first time since the second quarter of 2008).

Total “Movistar Fusión” accesses reached a new record of 20.3m after growing by 10% in 2017, driven by the strong growth in additional mobile lines (+1.1m mobile accesses) and pay TV (over 400k new accesses). At the same time, “Movistar Fusión” customers continued to increase (+2% y-o-y; +41k in the quarter), each one incorporating at least three services (traditional fixed line, broadband fixed line and mobile line), and reached 4.4m (with a penetration of 87% in consumer TV base, 86% in broadband and 79% in mobile contract).

The improved value mix was reflected in the increased base of “Fusión” customers with ultrafast fibre (38%), with TV (76% vs. 68% in 2016) and in the higher average of mobile lines per customer (1.8 mobile lines vs. 1.6 in 2016).

All this translated into a continuous increase in ARPU (+6% y-o-y) to €86.1 in the quarter, on the tariff updates and the better customer mix and despite the new low-end proposal launched in July. Churn stood at 1.6% (+0.2 p.p. y-o-y, +0.1 p.p. q-o-q), affected by the calendar of tariff upgrades and promotions.

Net additions in mobile accesses accelerated again in the quarter (+157k accesses), reflecting the success of the “totalisation” strategy and the positive portability balance driven by the improved associated offer. Contract accesses increased by 6% y-o-y (269k net additions in the quarter, the highest level since the third quarter of 2010), an incorporation of 875k accesses in 2017, the highest figure in the last seven years.

The fixed broadband base grew in the quarter (+3k accesses) fostered by the higher volume of gross additions in “Fusión” and fibre accesses increased by 14%, representing 57% of broadband accesses (+7 p.p. y-o-y), of which almost two-thirds were high-speed. Premises passed with fiber to the home reached 19.2m at the end of 2017 (+646k in the quarter, +2.1m in the year). Fixed telephony accesses (-4% y-o-y) posted a net quarterly loss of 83k, less than the average of the previous quarters in 2017.

Pay TV accesses stood at 3.8m and accelerated their growth (+5% y-o-y) with quarterly net additions of 81k, driven by the repositioning of the convergent offer (with TV in all bundles) and the improved quality and segmentation of content. The commitment to producing quality in-house content yielded very positive results; as such, the recently launched show “La Peste”, primarily viewed on-demand, registered the largest audience of any other series broadcasted by “Movistar+” to date, and the “#0” channel had the largest audience amongst non-sports pay channels included in the platform.

Wholesale accesses amounted to 4.2m (-7% y-o-y) and the quarterly loss was reduced to 75k accesses, due to the acceleration of NEBA Fibre growth (178k new accesses vs. 132k in the previous quarter) to reach 850k accesses; 20% of the total wholesale base (+13 p.p. y-o-y; +4 p.p. q-o-q).

January - December 2017

The Company also continued to upgrade the offering, adapting it to increasing customer demand with the “More for More” strategy, with highlights in 2018:

i)	“Fusión+” mid- and high-value bundles; speed increase (x2) in the fibre line and data increase (+2GB) in main mobile lines (+€5/month since February).

ii)	“Fusión #0”; speed increase (x2) in fibre and data increase (+1GB) in the main mobile line (+€3/month since from March).

iii)	Non-convergent contract tariffs; data increase (+1-5GB) (+€2-€3/month) and the launch of a new portfolio at the end of January with two new tariffs of 1.5GB and 4GB (€14 and €22).

iv)	Non-convergent broadband tariffs; speed increase (x2; +€2/months since January).

Revenues in the fourth quarter stood at €3,243m (stable y-o-y) and their performance improved vs. the previous quarter (+0.3 p.p.) on the back of service revenues (€3,123m; +0.7% y-o-y, +0.3 p.p. q-o-q) and handset sales (-15.6%, +3.3 p.p. q-o-q). Total revenues in 2017 amounted to €12,653m (-1.2% y-o-y) and service revenues, €12,274m, remained virtually stable y-o-y (-0.3%, after the growth reported in the last two quarters of the year).

Consumer revenues in the quarter (€1,651m) continued to grow (+1.3% y-o-y), with a sequential deceleration (-0.8 p.p.) explained primarily by the higher seasonal consumption of data in the summer. “Fusión” revenues continued to grow at an elevated rate (+7.9% y-o-y; +9.1% in the year) and the trend in non-convergent revenues improved (-10.9% in the quarter; -12.6% in the year). Consumer revenues in 2017 increased to €6,602m and grew by 1.0% y-o-y.

Business revenues (€866m) decreased by 2.6% y-o-y, with a sustained downward trend in communication revenues (-4.2%) partly offset by the continued growth in IT revenues (+2.5%). Business revenues in 2017 stood at €3,401m (-1.3% y-o-y).

Other revenues (€606m) returned to y-o-y growth (+4.2%), substantially improving their performance for several reasons: i) TV wholesale and MVNO activity were more comparable in the period; and ii) the strong growth of wholesale fibre. Other revenues in 2017 stood at €2,271m (-2.5% y-o-y).

Operating expenses reached €2,131m in the quarter (+0.7% y-o-y), affected by the restructuring provision of €89m, associated with a greater-than-expected acceptance of the employment suspension plan extended to 2018, which will generate additional savings in direct expenses. Operating expenses in 2017 totalled €8,066m and decreased by 0.9% y-o-y.

Supplies (€942m in October-November) increased by 3.6% y-o-y, improving sequentially and reflecting a better comparison in content costs. The content cost net of wholesale TV revenue remained stable y-o-y in the quarter and grew 10% in 2017.

Personnel expenses (€587m) were affected by the restructuring provision and decreased by 5.2% in the quarter, impacted by the y-o-y savings from the employment suspension plan (€29m). In January-December, these expenses decreased by 6.3%, thus increasing savings from the plan to €158m, in addition to the savings achieved in previous years. Headcount at the end of December totalled 27,291 employees (-5% y-o-y).

Other operating expenses (€602m) increased by 1.4% y-o-y (+2.6 p.p. q-o-q) due to higher commercial costs associated with greater commercial activity.

OIBDA amounted to €1,221m in October-December; though it would have reached €1,295m in the quarter and €5,094m in 2017 excluding €102m in restructuring provisions in the fourth quarter (for both personnel €89m, and the distribution channel €13m) and in the first quarter (personnel: €76m) and capital gains on the sale of real estate (€27m in the fourth quarter and €8m in the second).

January - December 2017

Thus, excluding those provisions and capital gains in 2017 and the ones recorded in 2016, quarterly OIBDA returned to growth increasing 0.5% y-o-y (+1.2 p.p. compared to the previous quarter) due to the improved revenue performance. OIBDA margin stood at 39.9% in the quarter (+0.2 p.p. y-o-y) and 40.3% in the year (stable vs. 2016).

CapEx in 2017 reached €1,683m (-8.8% y-o-y), reflecting the reduced rollout pace of fiber and 4G networks compared to 2016, as well as the capture of efficiencies, and operating cash flow grew solidly to €3,411m (+3.1% y-o-y) excluding provisions and capital gains.

January - December 2017

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	12,653	12,815	(1.3)	(1.2)	3,243	3,246	(0.1)	(0.0)
Mobile handset revenues	379	497	(23.7)	(23.7)	120	142	(15.6)	(15.6)
Revenues ex-mobile handset revenues	12,274	12,318	(0.4)	(0.3)	3,123	3,104	0.6	0.7
Consumer (1)	6,602	6,536	1.0	1.0	1,651	1,631	1.3	1.3
Fusión	4,470	4,096	9.1	9.1	1,137	1,053	7.9	7.9
Non-Fusión	2,132	2,440	(12.6)	(12.6)	515	578	(10.9)	(10.9)
Business	3,401	3,445	(1.3)	(1.3)	866	889	(2.6)	(2.6)
Communications	2,631	2,721	(3.3)	(3.3)	649	678	(4.2)	(4.2)
IT	771	724	6.4	6.4	216	211	2.5	2.5
Other (2)	2,271	2,337	(2.8)	(2.5)	606	584	3.8	4.2
Internal expenditure capitalized in fixed assets	310	324	(4.4)	(4.4)	81	81	(0.5)	(0.5)
Operating expenses	(8,066)	(8,813)	(8.5)	(0.9)	(2,131)	(2,865)	(25.6)	0.7
Supplies	(3,481)	(3,406)	2.2	2.2	(942)	(909)	3.6	3.6
Personnel expenses	(2,212)	(3,022)	(26.8)	(6.3)	(587)	(1,363)	(56.9)	(5.2)
Other operating expenses	(2,373)	(2,384)	(0.5)	(0.5)	(602)	(594)	1.4	1.4
Other net income (expense)	(10)	(30)	(68.2)	c.s.	(10)	(28)	(65.4)	c.s.
Gain (loss) on sale of fixed assets	70	111	(37.1)	(15.4)	37	64	(41.8)	4.8
Impairment of goodwill and other assets	(5)	(4)	28.2	28.2	(0)	(2)	(87.9)	(87.9)
Operating income before D&A (OIBDA)	4,952	4,403	12.5	(1.8)	1,221	496	146.0	0.1
OIBDA Margin	39.1%	34.4%	4.8 p.p.	(0.2 p.p. )	37.6%	15.3%	22.4 p.p.	0.0 p.p.
CapEx	1,683	1,852	(9.1)	(8.8)	586	563	4.2	4.2
Spectrum	—	7	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	3,269	2,551	28.2	2.0	635	(66)	c.s.	(3.0)

Notes:

•

Since 1 January, 2016, T. España reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and includes the results of the data center business, of T. Studios and of T. Servicios Audiovisuales, which where before presented in Other Companies & Eliminations.

•	The results of T. España do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	T. Personalizadas has been deconsolidated since 1 January, 2017.

•	OIBDA before management and brand fees.

(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	36,791.3	36,765.2	36,769.8	36,709.4	36,537.3	36,464.3	36,614.6	36,768.5	0.2
Fixed telephony accesses (1)	9,910.6	9,854.2	9,783.7	9,720.2	9,584.2	9,463.3	9,387.4	9,304.7	(4.3)
Internet and data accesses	6,012.8	6,061.6	6,076.6	6,094.5	6,075.9	6,044.4	6,040.7	6,039.6	(0.9)
Broadband	5,978.6	6,030.2	6,045.3	6,067.3	6,050.9	6,020.1	6,017.6	6,020.3	(0.8)
FTTH	2,458.3	2,675.7	2,830.7	2,998.3	3,127.8	3,213.5	3,309.3	3,423.7	14.2
Mobile accesses	17,140.1	17,094.4	17,198.2	17,237.7	17,261.7	17,289.8	17,419.6	17,576.5	2.0
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	2,000.4	1,905.4	1,793.4	(23.0)
Contract	14,464.5	14,514.7	14,732.1	14,908.4	15,125.7	15,289.4	15,514.1	15,783.1	5.9
M2M	1,827.2	1,890.5	1,968.8	2,006.3	2,015.6	1,974.7	2,020.9	2,015.6	0.5
Pay TV (2)	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	3,666.8	3,766.9	3,847.6	5.2

Wholesale Accesses	4,866.9	4,693.3	4,589.3	4,525.5	4,442.3	4,377.8	4,295.7	4,221.1	(6.7)
Fibre	176.6	210.3	259.7	324.9	426.2	539.7	671.7	849.5	161.5

Total Accesses	41,658.2	41,458.6	41,359.2	41,234.9	40,979.6	40,842.1	40,910.3	40,989.6	(0.6)

(1)	Includes fixed wireless and VoIP accesses.

January - December 2017

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Fusión + non-Fusión)	2016				2017
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses	7,428.5	7,382.1	7,319.0	7,260.4	7,146.2	7,041.5	6,972.1	6,895.4	(5.0)
Internet and data accesses	5,145.4	5,186.4	5,195.5	5,207.8	5,195.3	5,174.0	5,178.0	5,181.9	(0.5)
Mobile accesses	11,759.7	11,676.5	11,691.5	11,732.3	11,754.9	11,813.6	11,885.8	12,024.8	2.5
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	2,000.4	1,905.4	1,793.4	(23.0)
Contract	9,084.0	9,096.8	9,225.4	9,403.0	9,618.9	9,813.2	9,980.3	10,231.4	8.8
Pay TV	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	3,666.8	3,766.9	3,847.6	5.2

Total Consumer Accesses	28,061.4	28,000.0	27,917.4	27,857.6	27,711.8	27,695.9	27,802.7	27,949.7	0.3

TOTAL MOBILE ACCESSES	2016				2017
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	84.4%	84.9%	85.7%	86.5%	87.6%	88.4%	89.1%	89.8%	3.3 p.p.
Smartphones (‘000)	10,200.2	10,295.8	10,500.3	10,715.8	10,800.7	11,240.4	11,473.6	11,857.7	10.7
Smartphone penetration (%)	67.2%	68.3%	69.5%	70.9%	71.3%	73.8%	74.8%	76.4%	5.6 p.p.
LTE (‘000)	4,520.7	5,050.0	5,444.0	6,073.0	6,589.6	6,976.3	7,322.8	7,686.2	26.6
LTE penetration (%)	29.5%	33.2%	35.7%	39.9%	43.2%	45.6%	47.6%	49.4%	9.5 p.p.

CONSUMER FUSIÓN	2016				2017
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Fusión Customers	4,209.1	4,268.8	4,286.1	4,333.2	4,379.0	4,374.7	4,384.7	4,426.2	2.1
Fibre 100/300	1,267.4	1,345.9	1,491.0	1,593.5	1,669.1	1,677.9	1,691.3	1,701.8	6.8
IPTV/Satellite	2,768.6	2,873.6	2,914.9	2,943.1	2,970.9	3,071.9	3,218.7	3,347.8	13.7
Mobile add-ons	2,023.3	2,084.1	2,302.7	2,542.0	2,861.6	3,138.5	3,365.9	3,690.9	45.2
Fusión Accesses	17,419.3	17,764.2	18,075.9	18,484.6	18,969.5	19,334.6	19,738.7	20,317.2	9.9

CONSUMER FUSIÓN	2016				2017
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg
Fusión ARPU (EUR)	78.2	79.8	81.8	81.6	81.6	84.8	87.6	86.1	5.5
Fusión churn	1.3%	1.1%	1.3%	1.4%	1.4%	1.3%	1.5%	1.6%	0.2 p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg
Fusión ARPU (EUR)	78.2	79.0	79.9	80.4	81.6	83.2	84.7	85.1	5.8
Fusión churn	1.3%	1.2%	1.2%	1.3%	1.4%	1.4%	1.4%	1.5%	0.2 p.p.

SELECTED OPERATIONAL DATA	2016				2017
Unaudited figures	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg
Total data traffic (TB)	1,333,989	2,697,613	4,140,131	5,690,140	1,473,501	3,166,713	4,860,008	6,863,956	20.6
Fixed data traffic	1,291,860	2,610,901	3,991,793	5,479,375	1,406,556	3,009,891	4,581,394	6,466,074	18.0
Mobile data traffic	42,129	86,712	148,338	210,765	66,944	156,821	278,614	397,882	88.8

Notes:

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

January - December 2017

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

Telefónica Deutschland delivered solid results and met 2017 guidance, with cumulated OpCF synergies reaching €670m (75% of 2019 target). In a dynamic yet rational competitive environment, the Company continued to show solid operational momentum with a clear focus on future profitable growth. Supported by the positive take-up of the new O2 Free portfolio (launched in September), data usage again showed significant growth (+17% q-o-q).

Contract mobile customers (21.3m; +4% y-o-y) posted solid net additions in the quarter (+186k) on the back of strong partner trading (58% of gross additions; 53% in July-September) and an increasing demand for tariffs with large data volumes. Prepay customers (21.9m; -8% y-o-y) saw 1.9m net disconnections in the quarter, mainly due to a technical base adjustment driven by IT-harmonisation and regulatory changes (legitimation check for prepay SIM-cards plus the “RLAH” regulation impacts on demand from European travellers). Smartphone penetration continued to grow (+2 p.p. vs. September to 61%) and LTE accesses (15.8m) were up 31% y-o-y while LTE penetration reached 37% (+10 p.p. y-o-y). The average data usage for O2 contract LTE customers was up 68% y-o-y to 2.8 GB. Customers in the new O2 Free portfolio showed an even higher average usage of >7GB, reflecting the successful approach to stimulate data usage while generating ARPU-up potential. Retail broadband accesses remained broadly stable y-o-y at 2.1m, while VDSL (1.2m; +43% y-o-y) increased its quarterly net additions (89k) by 21% y-o-y. Wholesale DSL (188k accesses) registered 110k net disconnections in the quarter due to the planned dismantling of the legacy infrastructure.

Revenues totalled €1,904m in October-December and fell 1.6% y-o-y (-2.8% to €7,296m in 2017). Mobile service revenues ex-regulation continued with its trend of improvement and posted growth in the quarter (+0.8% y-o-y; +1.0 p.p. vs. July-September) supported by inbound roaming trends and operational momentum. Reported MSR reflected this enhanced performance (-1.2% y-o-y in October-December; -2.8% in 2017), but continued to decline due to regulatory headwinds (termination rate cuts and “RLAH”) and the ongoing legacy base rotation. Handset revenues amounted to €356m in the quarter, up 4.4% y-o-y (€1,128m and +6.4% in 2017). Fixed revenues (€208m) decreased 12.7% y-o-y (€862m and -12.2% in 2017).

Operating expenses reached €1,456m in the quarter and decreased 3.6% y-o-y (€5,579m in 2017; -4.9% y-o-y). Supplies totalled €637m (-5.5% y-o-y; -2.6% in 2017) and benefited from lower interconnection costs, despite the impact of usage elasticity effects from outbound roaming. Personnel expenses (€171m) increased 0.3% y-o-y (-0.3% in 2017) mainly due to the insourcing of external employees (e.g. in customer service) that offset savings from the employee restructuring programme. Other operating expenses reached €649m in the quarter and were down 2.6% y-o-y (-8.0% in 2017) on the back of successful synergy capture mainly driven by network consolidation and FTE restructuring. Restructuring costs amounted to €30m in October-December (€82m in 2017).

OIBDA totalled €503m in the last three months and growth accelerated to 6.3% y-o-y (€1,821m in 2017; +2.9% y-o-y) mainly due to higher incremental synergy-related savings (~€45m in October-December; ~€160m in 2017) and capital gains on the sale of assets (€29m), while the regulatory drag was -€10m in October-December (-€28m in July-September) and the Company continued to invest in the market to drive future MSR growth with the new O2 Free portfolio and O2 brand positioning. OIBDA margin stood at 26.4% in the quarter (+2.1 p.p. y-o-y) and at 25.0% in 2017 (+1.4 p.p.).

CapEx amounted to €951m, 13.7% lower vs. 2016 benefitting from incremental CapEx synergies (~€80m) and being focused on network integration, LTE network rollout and getting 5G ready by bringing fibre to the backhaul.

As such, Operating cash flow (OIBDA-CapEx) increased 27.4% y-o-y to €870m in 2017.

January - December 2017

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	7,296	7,503	(2.8)	(2.8)	1,904	1,936	(1.6)	(1.6)
Mobile Business	6,415	6,498	(1.3)	(1.3)	1,688	1,690	(0.1)	(0.1)
Mobile service revenues	5,287	5,437	(2.8)	(2.8)	1,332	1,349	(1.2)	(0.0)
Data revenues	2,985	2,992	(0.2)	(0.2)	747	746	0.1	0.1
Handset revenues	1,128	1,061	6.4	6.4	356	341	4.4	4.4
Fixed Business	862	981	(12.2)	(12.2)	208	238	(12.7)	(12.7)
FBB and new services (1)	667	748	(10.9)	(10.9)	160	182	(12.0)	(12.0)
Voice & access revenues	195	233	(16.3)	(16.3)	48	56	(15.0)	(15.0)
Internal expenditure capitalized in fixed assets	102	104	(2.6)	(2.6)	26	25	4.4	4.4
Operating expenses	(5,579)	(5,859)	(4.8)	(4.9)	(1,456)	(1,497)	(2.7)	(3.6)
Supplies	(2,396)	(2,452)	(2.3)	(2.6)	(637)	(674)	(5.5)	(5.5)
Personnel expenses	(642)	(646)	(0.6)	(0.3)	(171)	(157)	8.5	0.3
Other operating expenses	(2,541)	(2,761)	(8.0)	(8.0)	(649)	(666)	(2.6)	(2.6)
Other net income (expense)	(28)	23	c.s.	(84.1)	1	9	(92.6)	(68.8)
Gain (loss) on sale of fixed assets	30	(0)	c.s.	c.s.	29	(0)	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,821	1,771	2.8	2.9	503	472	6.6	6.3
OIBDA Margin	25.0%	23.6%	1.4 p.p.	1.4 p.p.	26.4%	24.4%	2.0 p.p.	2.1 p.p.
CapEx	951	1,107	(14.2)	(13.7)	262	360	(27.0)	(26.7)
Spectrum	1	6	(90.1)	(90.1)	—	1	—	—
OpCF (OIBDA-CapEx)	870	664	31.1	27.4	241	112	114.5	88.7

Notes:

•	Since 1 May, 2016, T. Deutschland reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)

•

Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Deutschland do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	47,341.7	47,754.9	48,404.8	48,655.5	48,988.0	49,478.7	49,105.1	47,415.8	(2.5)
Fixed telephony accesses (1)	2,002.8	2,007.4	2,006.5	2,010.3	2,000.1	1,987.9	1,979.3	1,979.6	(1.5)
Internet and data accesses	2,330.9	2,329.8	2,324.8	2,324.5	2,312.5	2,297.2	2,284.2	2,281.5	(1.9)
Broadband	2,101.5	2,103.9	2,101.6	2,104.0	2,095.3	2,082.4	2,072.5	2,072.2	(1.5)
FTTx	593.0	669.3	731.8	805.5	872.2	959.9	1,062.5	1,151.6	43.0
Mobile accesses	43,008.0	43,417.8	44,073.5	44,320.7	44,675.3	45,193.6	44,841.6	43,154.7	(2.6)
Prepay	23,743.5	23,814.2	23,872.8	23,784.0	23,967.0	24,288.6	23,753.8	21,880.9	(8.0)
Contract	19,264.4	19,603.6	20,200.7	20,536.6	20,708.4	20,905.0	21,087.8	21,273.8	3.6
M2M	682.2	704.3	748.0	787.8	830.1	896.8	969.4	1,027.0	30.4
Wholesale Accesses	910.5	850.1	790.8	691.0	561.8	428.0	297.9	188.1	(72.8)

Total Accesses	48,252.2	48,605.0	49,195.6	49,346.4	49,549.8	49,906.7	49,402.9	47,603.9	(3.5)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	44.8%	45.2%	45.8%	46.3%	46.4%	46.3%	47.0%	49.3%	3.0 p.p.
Smartphones (‘000)	23,083.0	23,707.1	25,353.5	25,623.1	24,781.1	25,227.4	25,554.2	25,466.1	(0.6)
Smartphone penetration (%)	55.4%	56.2%	59.2%	59.5%	57.0%	57.4%	58.7%	60.9%	1.4 p.p.
LTE (‘000)	8,690.5	9,399.8	10,566.3	12,063.1	13,967.6	14,422.0	15,679.2	15,759.1	30.6
LTE penetration (%)	20.5%	22.0%	24.4%	27.7%	31.9%	32.6%	35.7%	37.4%	9.7 p.p.
Mobile churn (quarterly)	2.5%	2.1%	2.1%	2.3%	1.9%	1.9%	2.1%	3.1%	0.8 p.p.
Contract (1)	1.8%	1.6%	1.5%	1.6%	1.6%	1.5%	1.6%	1.7%	0.1 p.p.
Mobile churn (cumulative YTD)	2.5%	2.3%	2.2%	2.3%	1.9%	1.9%	2.0%	2.2%	(0.0 p.p. )
Contract (1)	1.8%	1.7%	1.5%	1.6%	1.6%	1.6%	1.6%	1.6%	0.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	10.3	10.3	10.4	10.3	9.6	9.6	9.7	9.7	(5.7)
Prepay	5.7	5.7	5.8	5.7	5.0	5.1	5.1	5.2	(8.5)
Contract (1)	16.6	16.6	16.6	16.5	15.5	15.5	15.6	15.5	(6.0)
Fixed data traffic (TB) (cumulative YTD)	612,603	1,216,470	1,811,886	2,518,545	709,516	1,399,083	2,063,429	2,794,399	11.0
Mobile data traffic (TB) (cumulative YTD)	51,599	113,324	187,685	269,326	86,423	185,036	295,720	418,086	55.2

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

January - December 2017

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK delivered another solid performance in the fourth quarter of 2017. The Company continued to demonstrate the success of its customer-led, mobile-first strategy with increased customer spend, sustained leading levels of loyalty, improved customer metrics and robust revenue and OIBDA growth (+3.2% and +3.7% y-o-y respectively). This was despite significant regulatory impacts, especially in the second half of the year.

Total mobile accesses were broadly stable y-o-y at 25.0m (32.2m including partners on Telefónica UK’s network). Contract net additions reached 70k excluding M2M (32k in the third quarter), reflecting the success of new tariffs and propositions (e.g. ‘Oops’, ‘Yo-Yo’ flexible tariffs, ‘Family Plans’) introduced in the second half of the year. The total contract base remained broadly stable at 15.8m, +0.2% y-o-y (63% of the total, +1.3 p.p. y-o-y), while churn remained stable y-o-y at 1.0%. Furthermore, the LTE base grew 7% y-o-y to 12.9m accesses with a penetration of 60% (+5 p.p. y-o-y). In prepay, net quarterly losses were 274k, in line with industry trends, although customers with frequent top-ups were stable q-o-q.

Revenues continued to grow this quarter, up 3.2% y-o-y to €1,730m, with positive growth in both MSR and other revenues more than offsetting regulatory impacts (-1.2 p.p.). For the full year, revenues totalled €6,540m, up 2.2% y-o-y (+3.6% excluding regulation).

Mobile service revenues reached €1,262m, up 1.1% y-o-y (+2.7% excluding the regulatory impacts from roaming and MTRs), on the continuing uptake of higher average subscriptions with larger data bundles as well as further growth in Telefónica UK’s MVNO revenues. For the full year mobile service revenues totalled €5,050m, up 1.0% y-o-y (+2.7% excluding regulatory impacts).

Handset & other revenues increased by 9.4% y-o-y to €468m (+6.7% for the full year), driven by increased sales of new flagship devices together with contributions from the smart metering programme (SMIP) and IT solutions for business customers.

Operating expenses were up 3.1% y-o-y in the quarter to €1,386m (€5,024m; +2.9% for the full year). Supplies (€879m) grew 5.6% y-o-y in the quarter mainly due to increasing handset costs and sales volumes reflecting the introduction of new flagship models and also higher roaming costs following regulatory changes and associated y-o-y usage growth. Personnel expenses were 2.7% up y-o-y to €110m and other expenses were 2.0% down, totalling €397m, reflecting cost base control.

OIBDA totalled €377m in the quarter, up 3.7% y-o-y as a result of solid revenue growth and despite the impact of regulatory changes to European roaming charges (-€25m in the quarter). Full year OIBDA grew 0.7% y-o-y to reach €1,639m.

Thus, OIBDA margin stood at 21.8% in the quarter (+0.1 p.p. y-o-y) and 25.1% for the full year (-0.4 p.p.).

CapEx amounted to €827m for the 12 months (-4.8% y-o-y) due to ongoing network investments, as well as the further rollout of LTE which enabled T. UK to meet their year-end coverage target of 98% indoor population coverage (99% outdoor coverage, +4 p.p. y-o-y), and helped drive the LTE base growth.

Operating cash flow (OIBDA-CapEx) increased by 6.9% y-o-y in the full year to December to reach €812m.

January - December 2017

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Var
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	6,540	6,861	(4.7)	2.2	1,730	1,721	0.5	3.2
Mobile service revenues (1)	5,050	5,363	(5.8)	1.0	1,262	1,278	(1.3)	1.1
Data revenues	2,912	3,094	(5.9)	0.9	725	738	(1.7)	0.6
Handset revenues and other (1)	1,490	1,497	(0.5)	6.7	468	443	5.7	9.4
Internal expenditure capitalized in fixed assets	116	141	(17.3)	(11.2)	31	34	(10.3)	(8.2)
Operating expenses	(5,024)	(5,276)	(4.8)	2.9	(1,386)	(1,421)	(2.4)	3.1
Supplies	(3,125)	(3,226)	(3.1)	3.9	(879)	(858)	2.5	5.6
Personnel expenses	(442)	(528)	(16.2)	(3.4)	(110)	(145)	(23.9)	2.7
Other operating expenses	(1,456)	(1,522)	(4.3)	2.6	(397)	(418)	(5.1)	(2.0)
Other net income (expense)	4	(16)	c.s.	c.s.	4	(2)	c.s.	c.s.
Gain (loss) on sale of fixed assets	3	(1)	c.s.	c.s.	1	1	(44.4)	(37.5)
Impairment of goodwill and other assets	(1)	—	—	—	(1)	—	—	—
Operating income before D&A (OIBDA)	1,639	1,709	(4.1)	0.7	377	334	13.1	3.7
OIBDA Margin	25.1%	24.9%	0.1 p.p.	(0.4 p.p. )	21.8%	19.4%	2.4 p.p.	0.1 p.p.
CapEx	827	931	(11.2)	(4.8)	223	278	(19.6)	(16.6)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	812	778	4.4	6.9	154	56	174.8	59.3

Notes:

(1)

T. UK mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as “Handset revenues and others”; these criteria are applied across T. Group. For comparative purposes, mobile service revenues and handset revenues for 2016 are reported using the same criteria.

•	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	249.8	257.7	264.7	272.6	277.2	281.3	281.9	283.9	4.1
Internet and data accesses	21.5	22.3	23.1	23.7	24.0	24.7	24.8	25.3	6.6
Broadband	21.5	22.3	23.1	23.7	24.0	24.7	24.8	25.3	6.6
Mobile accesses	24,933.0	25,172.5	25,404.2	25,462.7	25,009.3	25,139.7	25,283.0	25,003.9	(1.8)
Prepay	9,640.1	9,745.8	9,778.0	9,701.4	9,375.4	9,427.4	9,477.4	9,203.7	(5.1)
Contract (2)	15,292.8	15,426.7	15,626.2	15,761.3	15,633.9	15,712.3	15,805.6	15,800.2	0.2
M2M	3,143.4	3,176.8	3,250.9	3,266.9	3,330.3	3,373.1	3,434.4	3,358.9	2.8

Total Accesses	25,204.2	25,452.6	25,692.0	25,759.0	25,310.5	25,445.6	25,589.7	25,313.1	(1.7)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	61.3%	61.3%	61.5%	61.9%	62.5%	62.5%	62.5%	63.2%	1.3 p.p.
Smartphones (‘000)	13,267.7	13,301.8	14,130.8	14,680.8	14,910.2	15,514.3	15,667.9	15,961.0	8.7
Smartphone penetration (%)	62.8%	62.4%	65.9%	68.4%	71.2%	73.8%	74.3%	76.5%	8.1 p.p.
LTE (‘000) (1)	9,460.3	10,783.4	11,530.3	12,092.4	12,438.0	12,592.0	12,611.0	12,891.1	6.6
LTE penetration (%)	43.4%	49.0%	52.0%	54.5%	57.4%	57.8%	57.7%	59.6%	5.1 p.p.
Mobile churn (quarterly)	2.0%	1.5%	1.8%	2.1%	2.2%	1.5%	1.7%	2.2%	0.2 p.p.
Contract (2)(3)	0.9%	0.8%	0.9%	1.0%	1.5%	1.0%	1.0%	1.0%	0.1 p.p.
Mobile churn (cumulative YTD)	2.0%	1.8%	1.8%	1.9%	2.2%	1.9%	1.8%	1.9%	0.1 p.p.
Contract (2)(3)	0.9%	0.9%	0.9%	0.9%	1.5%	1.2%	1.1%	1.1%	0.2 p.p.
Mobile ARPU (EUR)(cumulative YTD)	17.9	17.7	17.3	17.0	16.1	16.1	16.0	15.9	0.3
Prepay	7.8	7.7	7.5	7.5	7.3	7.1	7.0	6.9	0.3
Contract (2)(3)	30.1	29.9	29.3	28.8	26.6	27.0	26.8	26.8	0.2
Mobile data traffic (TB) (cumulative YTD)	49,648	105,368	170,977	244,957	79,926	173,446	280,109	401,489	63.9

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Giffgaff accesses included since 1 January 2017, and also given for comparative purposes since January 2016.
(2)	Excludes M2M.
(3)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

January - December 2017

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the fourth quarter of 2017, Telefónica Brasil once again posted solid growth in revenues and OIBDA, and a sustained expansion of the OIBDA margin, that, along with similar investments to 2016, translated into strong growth in the operating cash flow.

Commercial performance was particularly noteworthy after consolidating the company´s leadership in higher value segments, with greater contract net adds in the last three years and a progressive improvement in the quality of broadband and pay TV customers. At the same time, acceleration in FTTx deployment continued (18.4m premises passed; 16 new cities passed with FTTH in 2017).

Thus, contract mobile accesses (+10% y-o-y) posted net adds in the quarter of 1.1m (3.4m in the year) with a positive trend in gross additions and churn (1.7%, stable y-o-y). LTE accesses rose by 58% y-o-y (51% penetration, +19 p.p. y-o-y) and smartphones by 8% (80% penetration, +5 p.p. y-o-y). This level of quality resulted in total ARPU growth (+1.0% in the quarter; +2.6% in the year).

Retail broadband accesses (7.5m as of December) grew by 2% y-o-y, significantly increasing quality as reflected in the 11.3% y-o-y ARPU growth in the year thanks to the progressive adoption of FTTx accesses (+10% y-o-y, with net adds of 69k accesses in the quarter, 395k in the year). Likewise, the strategy in pay TV (-7% accesses y-o-y) continued to focus on IPTV expansion, with 32 new cities covered throughout 2017, boosting y-o-y growth of IPTV accesses to 51% (net adds of 30k in the quarter, 128k in the year), and pay TV y-o-y ARPU growth to 6.1% in the year.

Revenues in the fourth quarter (€2,892m) increased by 0.9% y-o-y (€12,019m; +1.4% in the year) despite the regulatory impacts (-2.2 p.p. and -2.0 p.p. in the y-o-y change for the quarter and for full year).

Mobile service revenues (€1,719m in October-December) increased by 3.9% y-o-y (+4.4% in the year) driven by data revenues (+24.9%, +30.2% in 2017). Fixed revenues decreased by 3.8% in the quarter (-2.1% in the twelve months) as a result of the negative impact of regulation and the greater fall in voice revenues. There was continued noteworthy solid growth in broadband and new service revenues (+8.2% in the quarter; +8.3% in the year) due to the growth in fibre revenues (+29.8% in the quarter; +23.0% January-December).

Handset revenues increased by 7.4% y-o-y in the quarter, reverting the negative trend in the previous quarters (-10.5% y-o-y in the year), mainly due to greater commercial activity in contract.

Operating expenses (€1,879m in the quarter) decreased for the eighth consecutive quarter (-0.2% y-o-y, -0.6% in 2017) due to efficiency measures and the generation of synergies after the acquisition of GVT in 2015. Supplies (€544m) decreased by 3.4% y-o-y in the quarter (-6.2% in the year) due to the lower interconnection expenses and synergies achieved in content costs. Personnel expenses (€293m) decreased by 0.8% y-o-y in the quarter (-1.2% in the year) due to the headcount restructuring programme. Other operating expenses (€1,042m) increased by 1.8% y-o-y in the quarter (+2.6% in the year) on the back of greater commercial activity in high value partially offset by the efficiency initiatives. Moreover, a provision of €50m was booked in the fourth quarter for regulatory contingencies.

Thus, OIBDA was €1,028m and increased by 3.7% in the quarter (€4,191m, +6.0% in the year) with OIBDA margin expanding by 1.0 p.p. y-o-y to 35.6% (34.9% in the full year; +1.5 p.p.).

CapEx amounted to €2,225m in 2017 (-0.1% y-o-y) and was mainly allocated to the 4G network, which attained a population coverage of 84% after covering 2,084 new cities in the year (2,600 cities already covered) and the development of fixed networks (expansion of fibre and pay TV). Thus, operating cash flow (OIBDA-CapEx) reached €1,966m in 2017 (+13.6% y-o-y). In this period, the synergies from the purchase of GVT had a positive impact on operating cash flow of approximately €657m (€1,204m since the second quarter of 2015).

January - December 2017

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October -December		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	12,019	11,090	8.4	1.4	2,892	3,055	(5.4)	0.9
Mobile Business	7,360	6,663	10.5	3.7	1,797	1,851	(2.9)	4.1
Mobile service revenues	7,062	6,351	11.2	4.4	1,719	1,772	(3.0)	3.9
Data revenues	5,084	3,667	38.6	30.2	1,288	1,096	17.5	24.9
Handset revenues	298	312	(4.5)	(10.5)	78	79	(0.2)	7.4
Fixed Business	4,659	4,428	5.2	(2.1)	1,094	1,205	(9.1)	(3.8)
FBB and new services (1)	1,999	1,695	18.0	8.3	498	473	5.4	8.2
Pay TV	531	504	5.4	(1.2)	124	137	(9.7)	(2.7)
Voice & access revenues	2,128	2,229	(4.5)	(10.4)	473	595	(20.6)	(14.0)
Internal expenditure capitalized in fixed assets	140	114	23.6	15.9	33	32	3.3	10.5
Operating expenses	(7,927)	(7,504)	5.6	(0.6)	(1,879)	(2,031)	(7.5)	(0.2)
Supplies	(2,268)	(2,260)	0.4	(6.2)	(544)	(603)	(9.8)	(3.4)
Personnel expenses	(1,196)	(1,165)	2.6	(1.2)	(293)	(325)	(9.8)	(0.8)
Other operating expenses	(4,463)	(4,079)	9.4	2.6	(1,042)	(1,102)	(5.5)	1.8
Other net income (expense)	(79)	2	c.s.	c.s.	(56)	24	c.s.	c.s.
Gain (loss) on sale of fixed assets	1	(1)	c.s.	c.s.	13	(2)	c.s.	c.s.
Impairment of goodwill and other assets	36	1	n.m.	n.m.	25	3	n.m.	n.m.
Operating income before D&A (OIBDA)	4,191	3,702	13.2	6.0	1,028	1,081	(4.9)	3.7
OIBDA Margin	34.9%	33.4%	1.5 p.p.	1.5 p.p.	35.6%	35.4%	0.2 p.p.	1.0 p.p.
CapEx	2,225	2,137	4.1	(0.1)	712	768	(7.3)	(4.9)
Spectrum	—	48	—	—	—	1	—	—
OpCF (OIBDA-CapEx)	1,966	1,566	25.5	13.6	316	313	1.1	24.7

Notes:

•	Since 1 July 2017 T. Brasil includes the results of Terra. For organic comparative purposes Terra’s results are included since 1 July 2016.

•	Since 1 April 2016, T. Brasil reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)

•

Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Brasil do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	97,283.7	97,121.4	97,276.6	97,204.2	97,331.7	97,679.1	97,732.9	97,890.8	0.7
Fixed telephony accesses (1)	14,945.4	14,742.1	14,629.9	14,338.4	14,242.0	14,167.6	14,007.3	13,837.3	(3.5)
Internet and data accesses	7,294.2	7,321.8	7,397.5	7,383.2	7,439.6	7,537.2	7,554.0	7,534.5	2.0
Broadband	7,229.2	7,263.5	7,325.3	7,311.0	7,369.5	7,468.6	7,485.5	7,466.1	2.1
FTTx/Cable	3,954.5	4,023.2	4,115.4	4,145.8	4,226.8	4,365.9	4,472.2	4,541.0	9.5
Mobile accesses	73,257.4	73,296.1	73,486.9	73,769.8	73,988.8	74,327.1	74,553.6	74,931.3	1.6
Prepay	42,011.5	41,669.4	40,995.6	40,387.2	40,171.5	39,652.1	38,897.4	38,168.1	(5.5)
Contract	31,245.8	31,626.7	32,491.3	33,382.6	33,817.3	34,675.0	35,656.2	36,763.2	10.1
M2M	4,390.0	4,590.3	4,770.4	5,005.1	5,271.5	5,590.8	5,845.3	6,312.5	26.1
Pay TV	1,786.7	1,761.4	1,762.2	1,712.7	1,661.3	1,647.2	1,618.0	1,587.7	(7.3)
Wholesale Accesses	21.0	20.7	18.7	17.9	17.5	17.0	16.9	14.3	(20.4)

Total Accesses T. Brasil	97,304.7	97,142.1	97,295.4	97,222.2	97,349.2	97,696.1	97,749.8	97,905.1	0.7

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	42.7%	43.1%	44.2%	45.3%	45.7%	46.7%	47.8%	49.1%	3.8 p.p.
Smartphones (‘000)	40,327.0	39,670.8	49,573.1	50,008.2	50,647.3	52,687.8	53,323.6	54,077.9	8.1
Smartphone penetration (%)	61.0%	60.0%	74.8%	75.2%	76.0%	78.8%	79.5%	80.5%	5.3 p.p.
LTE (‘000)	12,498.3	15,115.2	18,295.7	22,240.9	25,422.1	28,645.5	31,645.4	35,042.6	57.6
LTE penetration (%)	18.1%	22.0%	26.6%	32.3%	37.0%	41.7%	46.1%	51.1%	18.7 p.p.
Mobile churn (quarterly)	3.3%	3.1%	3.4%	3.5%	3.3%	3.3%	3.4%	3.3%	(0.2 p.p.	)
Contract (1)	1.8%	1.9%	1.8%	1.7%	1.6%	1.8%	1.9%	1.7%	(0.0 p.p.	)
Mobile churn (cumulative YTD)	3.3%	3.2%	3.3%	3.4%	3.3%	3.3%	3.4%	3.3%	(0.0 p.p.	)
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.6%	1.7%	1.8%	1.8%	(0.0 p.p.	)
Mobile ARPU (EUR)(cumulative YTD)	6.1	6.4	6.8	7.1	8.2	8.0	7.8	7.7	2.6
Prepay	3.2	3.3	3.5	3.4	4.1	3.9	3.8	3.7	(3.4)
Contract (1)	11.5	12.1	12.9	12.9	15.4	15.1	14.6	14.4	1.5
Mobile data traffic (TB) (cumulative YTD)	79,146	164,803	265,603	379,541	129,160	286,854	471,023	676,538	78.3

Fixed telephony ARPU (EUR) (cumulative YTD)	11.3	11.7	12.2	12.3	13.7	13.3	12.7	12.3	(6.9)
Pay TV ARPU (EUR) (cumulative YTD)	20.6	21.6	23.0	23.8	28.2	27.5	27.3	26.9	6.1
Broadband ARPU (EUR) (cumulative YTD)	10.3	10.8	11.3	11.7	14.5	14.2	13.9	13.9	11.3
Fixed data traffic (TB) (cumulative YTD)	2,485,715	5,215,363	8,031,104	11,164,483	3,428,917	7,379,965	11,808,743	16,467,417	47.5

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

January - December 2017

06

TELEFÓNICA HISPANOAMÉRICA

(y-o-y changes in organic terms)

Telefónica Hispanoamérica closed 2017 with strong organic growth that more than offset the negative impact of the depreciation of some currencies in the region, achieving a solid y-o-y growth in 2017 in reported terms in OIBDA (+1.8%) and operating cash flow (+22.3%, excluding spectrum); due to the greater penetration of value services (mobile contract, LTE, FTTx, pay TV), higher consumption per user and the ongoing implementation of efficiency measures.

Mobile accesses increased to 110.6m as of December 2017 (-4% y-o-y) after reporting positive quarterly net additions in contract (227k new accesses; strong commercial activity: +14% y-o-y) and in prepay (increase in commercial activity and strong reduction in churn, mainly in Mexico). Thus, it is worth highlighting the stronger performance in Mexico (positive net adds in contract and prepay), in Peru (significant improvement in both segments) and Chile (mainly in contract). The quality of these accesses continued to improve thanks to the increase in smartphones (48% penetration, +7 p.p. y-o-y; accesses +11% y-o-y) and LTE (24% penetration, +11 p.p. y-o-y; accesses +69% y-o-y) after reaching a population coverage of 56% (+6 p.p. y-o-y).

The fixed business continued with the selective expansion of FTTx and cable networks (6.8m passed premises as of December; +2.0m y-o-y) and bundled services (45% of the fixed accesses as of December are bundled). Within retail broadband accesses (+3% y-o-y) it is worth highlighting the migration towards FTTx and cable, which represented 31% of total accesses (+11 p.p. y-o-y) after connecting 182k accesses in the quarter (674k in the year). Likewise, pay TV accesses increased by 4% vs. December 2016, with net additions of 41k accesses in the quarter (113k in the year), highlighting net additions in Peru.

Revenues in 2017 totalled €12,552m (€3,151m in the fourth quarter) and posted a strong y-o-y organic increase (+15.3% in the year, +19.9% in the fourth quarter) that offset the negative impact in the year of the depreciation of some currencies in the region (-0.2% y-o-y in reported terms in the year; -8.3% in the quarter). In the mobile business, data revenues continued to be the main lever of growth (+35.0% y-o-y in 2017) and represented 56% of mobile service revenues (+7 p.p. y-o-y). On the other hand, the fixed business continued to be boosted by both broadband and new services revenues (+12.2% y-o-y in 2017) and pay TV revenues (+12.8%).

Operating expenses in 2017 totalled €9,251m and, in organic terms, increased 12.9% y-o-y in 2017 and 9.9% in the quarter impacted by the inflation in some countries in the region. In reported terms, they increased 1.2% in 2017 (-5.5% y-o-y in the quarter) and included €103m of headcount restructuring costs in the year, €98m booked in the quarter (€84m in 2016, €81m in the fourth quarter of 2016).

OIBDA reached €3,538m in 2017 (+19.9% y-o-y organic) and €859m in the quarter (+39.8%), posting a reported growth of 1.8% in 2018 and 6.8% in the quarter. OIBDA margin stood at 28.2% in 2017 (+1.2 p.p. y-o-y) and 27.3% in the quarter (+5.3 p.p. y-o-y).

CapEx amounted to €2,678m in 2017 (+8.6% y-o-y organic; -8.2% in reported terms excluding spectrum) and was allocated towards expanding and improving fixed and mobile networks. Thus, operating cash flow (OIBDA-CapEx) amounted to €860m (+38.3% y-o-y organic; +22.3% in reported terms excluding spectrum) highlighting Argentina, Chile and Peru as main contributors.

January - December 2017

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2017	2016	Reported	Organic	2017	2016	Reported	Organic
Revenues	12,552	12,579	(0.2)	15.3	3,151	3,435	(8.3)	19.9
Mobile Business	8,588	8,580	0.1	19.0	2,149	2,378	(9.7)	22.7
Mobile service revenues	7,408	7,627	(2.9)	17.4	1,797	2,074	(13.4)	21.7
Data revenues	4,119	3,721	10.7	35.0	1,015	1,000	1.5	43.4
Handset revenues	1,179	953	23.8	31.9	352	304	15.8	29.9
Fixed Business	3,964	3,999	(0.9)	7.5	1,003	1,057	(5.1)	14.0
FBB and new services revenues (1) (2)	2,084	2,070	0.7	12.2	523	559	(6.5)	20.2
Pay TV revenues	655	610	7.3	12.8	161	161	0.2	15.9
Voice & access revenues (2)	1,226	1,319	(7.1)	(2.5)	319	337	(5.3)	2.7
Internal expenditure capitalized in fixed assets	138	126	9.4	12.0	32	42	(22.1)	(15.9)
Operating expenses	(9,251)	(9,137)	1.2	12.9	(2,368)	(2,505)	(5.5)	9.9
Supplies	(3,664)	(3,718)	(1.5)	4.3	(944)	(995)	(5.2)	8.8
Personnel expenses	(1,647)	(1,587)	3.7	28.1	(450)	(482)	(6.8)	35.4
Other operating expenses	(3,940)	(3,832)	2.8	15.3	(975)	(1,028)	(5.2)	1.0
Other net income (expense)	75	104	(28.0)	(32.7)	34	28	22.4	12.3
Gain (loss) on sale of fixed assets	24	18	33.9	n.m.	9	20	(56.5)	(68.2)
Impairment of goodwill and other assets (3)	—	(215)	—	—	—	(215)	—	—
Operating income before D&A (OIBDA)	3,538	3,474	1.8	19.9	859	804	6.8	39.8
OIBDA Margin	28.2%	27.6%	0.6 p.p.	1.2 p.p.	27.3%	23.4%	3.8 p.p.	5.3 p.p.
CapEx	2,678	2,615	2.4	8.6	824	815	1.2	23.6
Spectrum (4)	537	284	89.3	89.6	35	2	n.m.	n.m.
OpCF (OIBDA-CapEx)	860	859	0.1	38.3	35	(10)	c.s.	88.5

Notes:

•

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-December 2017 period Telefónica uses a synthetic exchange rate of 36,115 Venezuelan bolivars fuertes per dollar at December 2017.

•	OIBDA before management and brand fees.

•	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. Organic y-o-y comparison excludes these results.

(3)	Includes goodwill impairments of €91m in Mexico and €124m in Venezuela in October-December 2016.

(4)

Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in Colombia, in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

•

T. Hispanoamérica results reflects all the charges related to the towers transferred to Telxius (T. Perú since 1 April 2016 and T. Chile since 1 May 2016), which are now presented in Telxius (Other Companies & Eliminations). Likewise, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group.

•

Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Hispam do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.

•

Also since 1 January 2016 Mobile Data revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service revenue figure reported for 2016.

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	134,274.3	134,422.4	135,343.0	135,850.3	133,093.4	131,707.4	130,196.8	130,974.6	(3.6)
Fixed telephony accesses (1) (2)	12,497.9	12,400.6	12,229.2	11,938.6	11,749.5	11,588.3	11,372.1	11,493.1	(3.7)
Internet and data accesses (2)	5,706.8	5,772.1	5,791.0	5,707.9	5,693.9	5,687.3	5,691.0	5,885.3	3.1
Broadband	5,624.8	5,642.2	5,645.8	5,570.7	5,544.8	5,538.0	5,541.4	5,735.2	3.0
FTTx/Cable	835.4	923.8	946.2	1,109.1	1,279.9	1,351.9	1,601.2	1,783.0	60.8
Mobile accesses	113,218.7	113,344.0	114,399.7	115,284.5	112,707.5	111,470.8	110,142.7	110,563.7	(4.1)
Prepay	87,934.3	87,810.5	88,799.5	89,461.2	86,998.6	85,903.0	84,628.7	84,822.4	(5.2)
Contract (3)	25,284.4	25,533.6	25,600.2	25,823.3	25,709.0	25,567.8	25,514.0	25,741.3	(0.3)
M2M	2,315.1	2,354.3	2,532.4	2,561.3	2,627.4	2,709.0	2,800.7	2,886.5	12.7
Pay TV	2,850.9	2,905.6	2,923.1	2,919.2	2,942.5	2,961.0	2,991.0	3,032.4	3.9
Wholesale Accesses	28.2	27.5	81.8	66.5	65.5	64.5	79.0	36.7	(44.8)

Total Accesses T. Hispanoamerica	134,302.5	134,449.9	135,424.8	135,916.8	133,158.9	131,771.9	130,275.7	131,011.3	(3.6)

(1)	Includes fixed wireless and VoIP accesses.

(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

(3)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses in Mexico.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	22.3%	22.5%	22.4%	22.4%	22.8%	22.9%	23.2%	23.3%	0.9 p.p.
Smartphones (‘000)	41,448.0	43,082.8	45,031.3	46,134.0	50,408.4	50,456.8	50,492.2	51,355.1	11.3
Smartphone penetration (%)	37.8%	39.3%	40.7%	41.3%	46.3%	46.9%	47.5%	48.2%	6.8 p.p.
LTE (‘000)	9,859.6	11,023.3	12,998.2	15,493.4	17,041.5	18,968.5	21,720.3	26,155.0	68.8
LTE penetration (%)	8.9%	9.9%	11.9%	13.8%	15.5%	17.5%	20.3%	24.3%	10.5 p.p.

January - December 2017

Telefónica Argentina

(y-o-y changes in organic terms)

In the fourth quarter, Telefónica Argentina once again posted strong revenues and OIBDA y-o-y growth which, along with its positive performance throughout the year, generated an operating cash flow growth of 97.6% when compared to full year 2016. This strong performance was explained by a more favourable macroeconomic environment (private consumption growth and lower inflation level), a higher customer base quality (greater weight of high-value accesses in a market context of progressive tariff updates) and continuous implementation of efficiency measures.

Total accesses amounted to 25.1m in December (-7% y-o-y). In mobile accesses (19.3m, -7% y-o-y), it is worth highlighting the growth in contract (7.5m, +5% y-o-y) after posting 135k net additions in the quarter (+353k in the year) and in LTE accesses (+71% y-o-y), which achieved a penetration of 34% and a coverage of 79% (+4 p.p. y-o-y). Prepay accesses decreased 14%, affected by the implementation of a regulation that requires users to register their details, although accesses with frequent top-ups increased y-o-y (+0.5%).

Retail fixed broadband accesses amounted to 1.7m (-10% y-o-y), with a strong growth in FTTx accesses (244k; 51k new connections in the quarter and 209k throughout the year), following a coverage increase in 2017 (657k new premises passed to reach 1.2m total premises passed).

Revenues in October-December (€890m) increased by 28.1% y-o-y (€3,495m, +32.5% in January-December), although this growth deceleration is explained by a y-o-y comparative that reflects a significant increase in revenues in the second half of 2016.

Mobile service revenues (€492m in the quarter), grew by 29.5% y-o-y (+37.4% in the year), driven by high-value accesses and ARPU (+35.0% y-o-y in the quarter, +41.2% in 2017), mainly due to the gradual update in prices, successful commercial campaigns (more top-ups) and data traffic expansion (+70% y-o-y in the quarter, +74% in 2017). Moreover, data revenues remained the main growth driver (+47.7% in the quarter; +53.8% in the year).

Handset revenues (€93m in the quarter) continued to grow at a strong pace (+32.0% y-o-y, +48.4% in January-December), levered on tactical commercial campaigns focused on 4G, in a context of more rational subsidies.

Fixed business revenues (€306m in October-December) accelerated to 24.6% y-o-y (+22.1% in January-December) sustained by updates in prices and a greater customer base quality. Broadband and new services revenues increased 17.5% y-o-y in the quarter (+16.2% in January-December) and ARPU grew 35.8% (+31.1% in the year).

Operating expenses in the quarter amounted to €675m (+31.9% y-o-y; €2,560m, +28.9% in 2017), affected by the inflationary impact on personnel expenses and external services and higher commercial expenses (associated with a higher value customer base). They also included €52m headcount restructuring costs incurred in the quarter (€37m for the same period in 2016).

OIBDA increased to €224m, 14.6% more than in the fourth quarter of 2016 (€971m, +42.0% y-o-y in 2017). OIBDA margin stood at 31.0% in October-December, excluding restructuring costs (-3.6 p.p. y-o-y; 29.3% in the year, +1.9 p.p.).

CapEx amounted to €601m (+18.6% versus 2016) and was mainly allocated to the fibre network deployment and LTE expansion. As a result, operating cash flow (OIBDA-CapEx) rose to €370m in 2017 (+97.6% y-o-y).

January - December 2017

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	3,495	3,000	16.5	32.5	890	852	4.5	28.1
Mobile Business	2,279	1,867	22.0	38.8	585	552	6.1	29.9
Mobile service revenues	1,966	1,628	20.8	37.4	492	466	5.5	29.5
Data revenues	1,163	861	35.2	53.8	306	253	20.9	47.7
Handset revenues	312	239	30.5	48.4	93	85	9.1	32.0
Fixed Business	1,216	1,133	7.4	22.1	306	300	1.9	24.6
FBB and new services (1)	729	714	2.1	16.2	180	187	(4.1)	17.5
Voice & access revenues	488	419	16.3	32.4	126	113	11.7	36.4
OIBDA	971	797	21.8	42.0	224	272	(17.7)	14.6
OIBDA margin	27.8%	26.6%	1.2 p.p.	1.9 p.p.	25.2%	32.0%	(6.8 p.p. )	(3.6 p.p.	)
CapEx	601	577	4.2	18.6	179	130	37.4	64.5
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	370	220	67.8	97.6	45	142	(68.2)	(25.8)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
•	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
•

Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.

ACCESSES	2016				2017
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	26,430.8	26,242.8	26,755.4	27,096.0	26,370.4	25,981.8	25,770.2	25,077.2	(7.5)
Fixed telephony accesses (1)	4,599.7	4,550.5	4,503.3	4,447.7	4,374.3	4,314.5	4,221.9	4,120.8	(7.4)
Fixed wireless	276.0	256.2	243.5	237.2	233.3	227.7	221.8	206.1	(13.1)
Internet and data accesses	1,911.8	1,910.9	1,907.7	1,882.9	1,841.0	1,802.5	1,758.9	1,700.6	(9.7)
Broadband	1,880.6	1,878.5	1,875.6	1,851.5	1,800.5	1,762.6	1,720.3	1,663.5	(10.1)
FTTx	9.1	9.8	13.8	35.1	75.8	133.6	192.7	243.8	n.m.
Mobile accesses	19,919.2	19,781.5	20,344.4	20,765.4	20,155.1	19,864.8	19,789.4	19,255.9	(7.3)
Prepay	12,989.8	12,851.6	13,258.6	13,579.8	12,936.0	12,561.7	12,386.1	11,717.1	(13.7)
Contract	6,929.4	6,929.9	7,085.8	7,185.6	7,219.1	7,303.1	7,403.3	7,538.7	4.9
M2M	439.2	428.3	501.3	521.3	546.2	581.0	588.0	596.6	14.4
Wholesale Accesses	22.4	21.8	21.3	21.1	20.4	20.2	34.9	20.8	(1.1)

Total Accesses	26,453.2	26,264.7	26,776.7	27,117.1	26,390.8	26,002.0	25,805.1	25,098.1	(7.4)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2016				2017
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	34.8%	35.0%	34.8%	34.6%	35.8%	36.8%	37.4%	39.2%	4.6 p.p.
Smartphones (‘000)	7,700.6	8,328.3	9,286.3	8,953.5	9,194.8	8,789.6	9,195.1	9,253.8	3.4
Smartphone penetration (%)	39.8%	43.4%	47.1%	44.5%	47.2%	45.9%	48.2%	49.9%	5.4 p.p.
LTE (‘000)	2,213.3	2,462.0	3,130.3	3,744.8	4,136.7	4,707.5	5,363.2	6,387.8	70.6
LTE penetration (%)	11.4%	12.7%	15.8%	18.5%	21.1%	24.4%	27.9%	34.2%	15.7 p.p.
Mobile churn (quarterly)	3.3%	3.1%	2.7%	2.7%	3.4%	3.1%	2.9%	3.1%	0.4 p.p.
Contract (1)	1.2%	1.4%	0.8%	1.3%	1.2%	1.2%	1.2%	1.1%	(0.2 p.p.	)
Mobile churn (cumulative YTD)	3.3%	3.2%	3.1%	3.0%	3.4%	3.2%	3.1%	3.1%	0.1 p.p.
Contract (1)	1.2%	1.3%	1.1%	1.1%	1.2%	1.2%	1.2%	1.2%	0.0 p.p.
Mobile ARPU (EUR) (cumulative YTD)	6.5	6.6	6.6	7.1	8.6	8.7	8.4	8.5	41.2
Prepay	1.9	2.0	1.9	1.9	2.5	2.6	2.6	2.7	49.2
Contract (1)	16.2	16.2	16.1	15.7	21.0	21.0	19.9	19.7	33.6
Mobile data traffic (TB) (cumulative YTD)	23,517	51,940	87,337	126,846	42,378	92,707	153,286	220,535	73.9
Fixed telephony ARPU (EUR) (cumulative YTD)	6.6	7.1	9.2	8.5	8.6	9.5	9.1	9.4	45.9
Broadband ARPU (EUR) (cumulative YTD)	17.6	18.1	22.0	18.4	20.8	21.7	21.3	21.2	31.1
Fixed data traffic (TB) (cumulative YTD) (2)	203,887	449,311	723,644	1,011,610	296,597	636,815	1,018,913	1,420,297	40.4

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

(2)	Includes solely traffic related with FBB accesses, not Business customers.

January - December 2017

Telefónica Chile

(y-o-y changes in organic terms)

Telefónica Chile maintained its strategic focus on growth in higher-value customers with a progressive deployment of high-speed networks, which resulted in a strong adoption of LTE and FTTx; all of this in a context of macroeconomic improvements, despite high competitive intensity.

Mobile accesses stood at 9.1m (stable y-o-y), with a noteworthy growth in contract accesses (+2%) after reporting the highest level of quarterly net additions of the last 6 quarters (+52k; +69k in January-December), in addition to consolidating a positive trend in portability, as a consequence of the launch of new plans in August and October 2017. Prepay accesses decreased 2% y-o-y, although accesses with frequent top-ups remained stable. Smartphones (+13% y-o-y) achieved a penetration of 39% (+5 p.p. y-o-y) and LTE accesses (+44% y-o-y) of 29% (+9 p.p.), after coverage increased to 82% in 2017. Thus, mobile data traffic grew by 54% y-o-y in the quarter (+62% in the year).

Retail broadband accesses (1.1m; +2% y-o-y) were boosted by FTTx (360k, +11% y-o-y), with 6k net additions in the quarter (+36k in 2017) and a coverage of 1.3m premises passed (28% connected). Additionally, pay TV accesses (684k) increased 4% y-o-y with 1k net additions in the quarter (+23k in January-December).

Revenues (€564m in the quarter) decreased 1.1% y-o-y in October-December (€2,186m; -1.1% in January-December), reflecting the market’s competitive intensity and the regulation of interconnection rates (impact of -0.9 p.p. in the y-o-y growth in the quarter and in the year). Mobile service revenues amounted to €255m (-9.1% y-o-y in the quarter; -5.1% in January-December), as a result of more aggressive commercial initiatives for both the contract and prepay segments and the regulation of interconnection rates (impact of -1.6 p.p. in the y-o-y growth in the quarter and in the year). On the other hand, handset revenues (€69m in the quarter) increased by 65.6% (+38.3% in 2017) sustained by greater commercial activity in a context of more rationality regarding subsidies.

Fixed business revenues (€241m in the quarter) decreased 3.2% y-o-y (-2.1% in January-December), although revenues from fixed broadband and new services increased 4.2% y-o-y in October-December (+3.5% in 2017), benefiting from a boost in B2B revenues along with an ongoing improvement in FTTx revenues. Additionally, pay TV revenues increased by 2.4% y-o-y (+2.1% in January-December).

Operating expenses (€442m in the quarter) grew 8.0% y-o-y (€1,595m, +4.1% in 2017), mainly driven by greater network and systems expenses (due to the overall coverage growth and an update in electricity rates). They also included €22m headcount restructuring costs incurred in the quarter (€9m in the same period in 2016).

OIBDA reached €133m in the quarter (-14.5% y-o-y; €630m, -10.4% in 2017). OIBDA margin stood at 27.5% in October-December excluding restructuring costs (-4.3% p.p. y-o-y; 29.8% in the year, -3.1 p.p.).

CapEx amounted to €356m in the year (-14.7% vs. 2016), mainly allocated towards the LTE infrastructure expansion, high-speed network deployment in the fixed business and increase in Big Data capacities. Operating cash flow (OIBDA-CapEx) amounted to €274m in 2017, decreasing by 4.5% y-o-y.

January - December 2017

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	2,186	2,163	1.1	(1.1)	564	590	(4.4)	(1.1)
Mobile Business	1,259	1,236	1.8	(0.3)	323	333	(3.0)	0.5
Mobile service revenues	1,069	1,102	(3.0)	(5.1)	255	291	(12.5)	(9.1)
Data revenues	544	550	(1.0)	(3.2)	129	147	(12.1)	(8.8)
Handset revenues	190	135	41.4	38.3	69	42	62.2	65.6
Fixed Business	926	926	0.0	(2.1)	241	257	(6.3)	(3.2)
FBB and new services (1)	465	439	5.8	3.5	129	127	1.2	4.2
Pay TV	243	233	4.4	2.1	60	61	(1.4)	2.4
Voice & access revenues	219	254	(14.0)	(15.9)	52	131	(60.6)	(21.9)
OIBDA	630	704	(10.5)	(10.4)	133	180	(25.7)	(14.5)
OIBDA margin	28.8%	32.5%	(3.7 p.p. )	(3.1 p.p. )	23.7%	30.4%	(6.8 p.p. )	(4.3 p.p. )
CapEx	356	409	(12.8)	(14.7)	118	121	(2.2)	0.3
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	274	295	(7.1)	(4.5)	15	59	(74.0)	(41.3)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

•

Since 1 May 2016, T. Chile reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and also, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group

•

Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Chile do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.

•

Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.

ACCESSES

Unaudited figures (Thousands)	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	12,741.5	12,481.1	12,430.0	12,301.3	12,210.5	12,142.9	12,248.6	12,227.9	(0.6)
Fixed telephony accesses (1)	1,459.0	1,438.4	1,422.8	1,406.5	1,380.5	1,365.1	1,350.5	1,326.5	(5.7)
Internet and data accesses	1,109.1	1,150.8	1,146.2	1,140.5	1,138.8	1,162.9	1,170.4	1,160.8	1.8
Broadband	1,098.4	1,093.3	1,096.7	1,090.3	1,088.1	1,111.6	1,118.6	1,108.5	1.7
FTTx	268.9	290.2	312.2	324.3	329.0	341.9	354.3	360.0	11.0
Mobile accesses	9,527.9	9,235.1	9,199.8	9,093.9	9,034.4	8,945.3	9,044.6	9,056.6	(0.4)
Prepay	6,524.9	6,150.1	6,070.5	5,956.0	5,891.1	5,817.3	5,889.7	5,849.2	(1.8)
Contract	3,002.9	3,085.0	3,129.2	3,137.9	3,143.3	3,128.0	3,154.9	3,207.4	2.2
M2M	331.2	354.8	378.0	369.4	377.8	387.0	405.6	409.5	10.9
Pay TV	645.6	656.8	661.3	660.5	656.8	669.7	683.1	684.0	3.6
Wholesale Accesses	5.2	5.1	5.1	5.1	5.3	5.2	5.2	5.2	1.1

Total Accesses	12,746.7	12,486.2	12,435.2	12,306.5	12,215.7	12,148.1	12,253.8	12,233.0	(0.6)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures	2016				2017
	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	31.5%	33.4%	34.0%	34.5%	34.8%	35.0%	34.9%	35.4%	0.9 p.p.
Smartphones (‘000)	2,957.2	2,864.1	2,883.2	2,902.4	2,962.3	2,894.6	2,933.0	3,285.8	13.2
Smartphone penetration (%)	32.9%	33.0%	33.5%	34.2%	35.3%	35.0%	35.1%	39.3%	5.1 p.p.
LTE (‘000)	1,179.6	1,340.9	1,583.4	1,743.7	1,837.2	1,879.7	2,210.6	2,517.2	44.4
LTE penetration (%)	12.8%	15.1%	17.9%	20.0%	21.2%	22.0%	25.6%	29.1%	9.1 p.p.
Mobile churn (quarterly)	3.6%	3.7%	3.2%	3.6%	3.3%	3.4%	3.0%	3.4%	(0.3 p.p. )
Contract (1)	2.0%	2.1%	2.2%	2.4%	2.4%	2.6%	2.7%	2.6%	0.2 p.p.
Mobile churn (cumulative YTD)	3.6%	3.7%	3.5%	3.6%	3.3%	3.3%	3.2%	3.2%	(0.3 p.p. )
Contract (1)	2.0%	2.1%	2.3%	2.4%	2.4%	2.5%	2.6%	2.6%	0.2 p.p.
Mobile ARPU (EUR) (cumulative YTD)	8.9	9.0	9.1	9.5	10.1	9.8	9.5	9.3	(3.0)
Prepay	3.0	3.0	2.9	2.6	2.9	2.8	2.6	2.6	(13.3)
Contract (1)	24.7	24.8	24.9	23.9	26.6	25.8	25.2	24.7	(4.8)
Mobile data traffic (TB) (cumulative YTD)	27,449	55,131	90,932	131,081	42,969	92,426	150,683	212,517	62.1

Fixed telephony ARPU (EUR) (cumulative YTD)	13.1	13.3	14.8	14.5	13.0	12.8	12.5	12.4	(11.9)
Pay TV ARPU (EUR) (cumulative YTD)	24.4	24.6	24.8	25.2	26.1	25.6	24.9	24.5	(4.9)
Broadband ARPU (EUR) (cumulative YTD)	16.2	16.6	18.0	17.5	18.8	18.1	17.4	17.3	(3.3)
Fixed data traffic (TB) (cumulative YTD)	321,246	665,841	1,050,624	1,490,584	434,322	970,592	1,502,438	2,006,161	34.6

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

January - December 2017

Telefónica Perú

(y-o-y changes in organic terms)

In the fourth quarter of 2017, the improved trends initiated in the previous quarter continued, leveraged on a commercial acceleration in the fixed business (focus on high-speed networks rollout and TV) and a significant improvement in mobile contract (returning to a positive balance in portability). This was achieved amidst a highly competitive environment, mainly in the mobile business, with elevated levels of churn in contract.

Mobile accesses amounted to 13.7m, decreasing by 11% y-o-y; although there was a change in the trend of main business indicators since the launch of new commercial plans during the year and boosted by the growth of the multi-device TV service “Movistar Play” launched the previous quarter (433k subscribed users). Moreover, contract net loss in the quarter slowed down significantly (-57k accesses vs. -289k in the third quarter and -340k in the second) and, since November, portability returned to positive performance (positive adoption of “Elige+” plans). In prepay, accesses with frequent top-ups grew for the second consecutive quarter (+3% sequential) driven by the “Preplan” plans. Smartphones maintained a strong growth of 68% y-o-y and 4G accesses grew 31% (23% penetration; 72% coverage).

Within the fixed business it is worth highlighting the growth in retail broadband accesses (1.8m; +6% y-o-y), with quarterly net additions of 35k accesses (102k in 2017) and better quality on the success of FTTx and cable (+46%), with 85k connections in the quarter (330k in 2017) and a coverage that reached 3.7m premises passed (+854k in 2017). Furthermore, pay TV growth was particularly noteworthy at 7% y-o-y (1.4m accesses) with net additions of 40k in October-December (91k in 2017).

Revenues totalled €561m in October-December (-7.8% y-o-y; €2,318m, -8.7% in 2017).

Mobile service revenues (€253m) decreased by 10.1% y-o-y (-12.5% in January-December), though they improved sequentially by 3.0 p.p. thanks to the reshaped mobile offering and the improved contract performance. Handset revenues decreased by 25.9% y-o-y in the quarter (-9.1% in 2017) due to the financing campaign in the fourth quarter of 2016 which increased sales.

Fixed business revenues in October-December (€273m) fell by 2.3% y-o-y (-4.6% in 2017), affected by the decrease in broadband and new services (-9.9%; -5.8% in 2017) related to the seasonal effect of IT projects. Pay TV revenues increased by 11.1% y-o-y (+7.9% in the third quarter), with a 2.9% increase in ARPU. On the other hand, voice revenues remained virtually stable, substantially improving the decrease posted in previous quarters (-0.1% y-o-y; -16.4% in 2017).

Operating expenses (€440m in the quarter) changed their y-o-y trend, decreasing by 1.4% (+0.3% in January-December), reflecting the simplification plans, with network expenses optimisation and a reduction in personnel expenses. This reduction offset the greater interconnection expenses coming from the off-net traffic increase and content associated with the growth in the TV business. Moreover, operating expenses included the impact of €2m of restructuring costs in the quarter (€20m in the same period of 2016).

OIBDA reached €146m in the fourth quarter and decreased by 20.5% y-o-y (€588m, -26.9% in 2017) and OIBDA margin stood at 26.0% (-4.2 p.p. y-o-y) and at 25.4% in 2017.

CapEx (€394m; -10.3% vs. January-December 2016) was focused on service quality improvement, with increased 4G coverage and high-speed networks deployment. Hence, operating cash flow (OIBDA-CapEx) amounted to €194m as of December 2017 (-46.5% y-o-y).

January - December 2017

TELEFÓNICA PERÚ
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	2,318	2,499	(7.3)	(8.7)	561	635	(11.7)	(7.8)
Mobile Business	1,226	1,373	(10.7)	(12.1)	288	344	(16.2)	(12.4)
Mobile service revenues (1)	1,072	1,206	(11.1)	(12.5)	253	294	(14.1)	(10.1)
Data revenues	614	638	(3.8)	(5.2)	143	155	(7.5)	(3.1)
Handset revenues	154	167	(7.7)	(9.1)	35	50	(29.0)	(25.9)
Fixed Business	1,092	1,126	(3.1)	(4.6)	273	291	(6.2)	(2.3)
FBB and new services (2)	543	568	(4.3)	(5.8)	131	151	(13.6)	(9.9)
Pay TV	318	288	10.6	8.9	80	75	6.6	11.1
Voice & access revenues	230	271	(15.1)	(16.4)	62	65	(4.0)	(0.1)
OIBDA	588	779	(24.5)	(26.9)	146	175	(16.5)	(20.5)
OIBDA margin	25.4%	31.2%	(5.8 p.p. )	(6.3 p.p. )	26.0%	27.5%	(1.5 p.p. )	(4.2 p.p. )
CapEx	394	717	(45.0)	(10.3)	165	207	(20.2)	(18.7)
Spectrum	—	284	—	—	—	2	—	—
OpCF (OIBDA-CapEx)	194	62	n.m.	(46.5)	(19)	(32)	(40.0)	7.5

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes fixed wireless revenues.
(2)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
•	Since 1 April 2016, T. Perú reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations).
•

Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Perú do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
•

Also since 1 January 2016 Mobile Data revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service revenue figure reported for 2016.

ACCESSES	2016				2017
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	2,452.1	2,491.0	2,486.8	2,445.1	2,455.0	2,458.2	2,471.9	2,491.2	1.9
Fixed wireless	127.7	117.6	95.5	72.3	84.6	84.9	85.4	85.8	18.7
Internet and data accesses	1,663.9	1,685.0	1,696.5	1,691.1	1,707.3	1,722.1	1,758.7	1,794.7	6.1
Broadband	1,639.2	1,660.3	1,666.8	1,660.9	1,676.8	1,691.9	1,728.2	1,763.4	6.2
FTTx/Cable	557.0	623.7	620.1	722.7	841.7	821.7	967.7	1,052.4	45.6
Mobile accesses	16,445.4	16,211.9	15,954.2	15,498.5	14,810.6	14,438.8	13,826.5	13,745.1	(11.3)
Prepay	10,530.0	10,228.5	10,214.7	9,807.8	9,429.8	9,397.5	9,073.7	9,049.4	(7.7)
Contract	5,915.5	5,983.4	5,739.5	5,690.7	5,380.9	5,041.3	4,752.7	4,695.7	(17.5)
M2M	81.7	79.7	90.1	85.1	82.9	82.1	92.7	108.5	27.5
Pay TV	1,229.6	1,250.3	1,261.3	1,275.1	1,297.4	1,309.3	1,326.2	1,366.3	7.2

Total Accesses	21,791.0	21,638.3	21,398.8	20,909.8	20,270.3	19,928.4	19,383.2	19,397.3	(7.2)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2016				2017
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	36.0%	36.9%	36.0%	36.7%	36.3%	34.9%	34.4%	34.2%	(2.5 p.p. )
Smartphones (‘000)	4,652.9	4,867.0	4,951.9	4,900.5	8,130.0	8,283.6	8,291.3	8,246.5	68.3
Smartphone penetration (%)	28.6%	30.3%	31.4%	32.0%	55.5%	58.0%	60.7%	60.8%	28.8 p.p.
LTE (‘000)	1,464.1	1,851.4	2,095.7	2,348.3	2,370.0	2,505.4	2,324.4	3,087.6	31.5
LTE penetration (%)	8.9%	11.5%	13.2%	15.2%	16.1%	17.5%	16.9%	22.6%	7.4 p.p.
Mobile churn (quarterly)	4.8%	5.0%	5.2%	5.4%	5.3%	5.1%	5.5%	5.6%	0.2 p.p.
Contract (1)	2.5%	2.6%	3.5%	3.1%	2.7%	3.1%	3.1%	3.3%	0.3 p.p.
Mobile churn (cumulative YTD)	4.8%	4.9%	5.0%	5.1%	5.3%	5.2%	5.3%	5.3%	0.3 p.p.
Contract (1)	2.5%	2.6%	3.1%	3.3%	2.7%	2.9%	3.0%	3.0%	(0.3 p.p. )
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.2	6.1	6.3	6.3	6.3	6.2	6.1	(1.4)
Prepay	2.8	3.0	2.5	2.5	2.1	2.0	2.1	2.0	(18.2)
Contract (1)	12.0	11.8	12.5	11.3	13.7	13.8	13.7	13.6	6.1
Mobile data traffic (TB) (cumulative YTD)	11,451	23,486	39,758	77,864	37,157	84,961	133,034	185,166	137.8
Fixed telephony ARPU (EUR) (cumulative YTD)	9.4	9.1	7.6	8.3	7.5	7.0	6.8	6.7	(12.9)
Pay TV ARPU (EUR) (cumulative YTD)	16.6	16.3	17.6	17.8	19.4	19.1	18.8	18.6	2.9
Broadband ARPU (EUR) (cumulative YTD)	16.4	16.2	19.3	15.9	15.6	15.1	14.7	14.3	(11.1)
Fixed data traffic (TB) (cumulative YTD)	407,019	809,376	1,317,625	1,968,734	692,053	1,378,078	2,075,593	2,814,311	43.0

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

January - December 2017

Telefónica Colombia

(y-o-y changes in organic terms)

Telefónica Colombia reported a solid performance in the fourth quarter (+1.6% and +1.4% y-o-y in revenues and OIBDA ex-regulation) leveraged on the adoption of 4G and FTTx and the continued efficiency measures. Following the final termination of the PARAPAT operating agreement, the subsidiaries of Telebucaramanga, Metrotel and Optecom were transferred to Coltel during the quarter, which provided improved strategic positioning of the Company in the fixed business.

Mobile accesses amounted to 14.6m (+6% y-o-y) with net additions of 460k accesses in the quarter (865k in January-December). In contract, accesses grew by 4% y-o-y (+4k accesses in October-December; +144k in January-December). Prepay accesses (+7%) registered net additions in the quarter of 457k (721k in January-December), highlighting the positive adoption of the “Todo en Uno” and “Prepagada” offers. Furthermore, the strong y-o-y growth trend in Smartphones (+19%; 43% penetration) and LTE accesses (+82%; 30% penetration) was maintained.

In the fixed business, the retail broadband accesses totalled 1.2m (+24% y-o-y), and included 226k accesses from Telebucaramanga and Metrotel. The strategic focus on increasing speeds was reflected in the FTTx network deployment (672k premises passed as of December; +326k in the year), reaching 127k connected homes at December (+40k in the quarter; +100k in 2017). Meanwhile, pay TV (530k accesses) grew by 2% vs. December 2016.

Revenues amounted to €368m in the quarter and decreased by 0.5% y-o-y (€1,462m; +0.8% in 2017), but the trend improved by 0.7 p.p. vs. the previous quarter, mainly due to the tariffs update in October and despite the strong impact of regulatory measures (-2.1 p.p. in the y-o-y change for the quarter and the full year).

Mobile service revenues (€186m) grew by 1.3% y-o-y (+2.0% in 2017) and continued leveraged on data revenue growth (+27.7% in the quarter; +33.3% in January-December). Additionally, handset revenues grew by 6.8% y-o-y in the quarter (+17.7% in 2017) after the successful Christmas campaign (2x1 in smartphones).

Fixed business revenues in the fourth quarter (€146m) decreased by 5.1% (-4.4% in January-December), improving the y-o-y trend by 2.9 p.p. vs. the previous quarter on the positive performance of pay TV revenues (+3.7% y-o-y) and broadband and new service revenues (+1.3%; -6.3% in the previous quarter). However, they continued to be affected by lower voice revenues (-18.2% y-o-y in the quarter).

Operating expenses amounted to €272m in October-December and increased by 1.3% y-o-y (+0.3% in January-December), below the rate of inflation thanks to efficiency measures and despite higher commercial expenses on high-value accesses growth. Moreover, operating expenses included the impact of €12m of restructuring costs in the quarter (€3m in the same period of 2016).

Thus, OIBDA in the fourth quarter (€115m) decreased by 3.3% y-o-y (+1.4% excluding the regulatory measures) and increased by 2.0% in January-December, with an OIBDA margin of 31.1% (-1.0 p.p. y-o-y) and 32.9% in 2017 (+0.4 p.p. y-o-y).

CapEx for 2017 amounted to €327m (excluding €470m related to the arbitral award registered in the third quarter) and decreased by 4.7% y-o-y, aimed at the continuous improvement of the fixed and mobile network, as well as the deployment of the fibre network. Therefore, the operating cash flow (OIBDA-CapEx), excluding the value of the arbitral award, amounted to €155m as of December 2017, posting strong y-o-y growth of 18.2%.

January - December 2017

TELEFÓNICA COLOMBIA
SELECTED FINANCIAL DATA	January - December					October - December
Unaudited figures (Euros in millions)	2017	2016	% Chg		% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	1,462	1,409	3.8		0.8	368	375	(1.7)	(0.5)
Mobile Business	909	861	5.5		4.1	223	234	(5.1)	2.2
Mobile service revenues	768	743	3.4		2.0	186	198	(6.0)	1.3
Data revenues	436	323	35.1		33.3	109	92	19.1	27.7
Handset revenues	141	118	19.3		17.7	37	37	0.2	6.8
Fixed Business	554	548	1.1		(4.4)	146	140	4.1	(5.1)
FBB and new services (1) (2)	275	284	(3.1)		(4.4)	66	70	(6.2)	1.3
Pay TV	86	77	11.0		9.6	20	21	(4.0)	3.7
Voice & access revenues (2)	193	187	3.3		(10.2)	60	49	22.4	(18.2)
OIBDA	482	464	3.7		2.0	115	126	(9.1)	(3.3)
OIBDA margin	32.9%	33.0%	(0.0 p.p.	)	0.4 p.p.	31.1%	33.7%	(2.6 p.p. )	(1.0 p.p. )
CapEx	796	330	n.m.		(4.7)	139	116	19.9	17.4
Spectrum (3)	470	—	—		—	—	—	—	—
OpCF (OIBDA-CapEx)	(315)	134	c.s.		18.2	(24)	10	c.s.	c.s.

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. Organic y-o-y comparison excludes these results.

(3)

Spectrum includes €470m in Q3 17 related to the cost of licenses associated with the arbitration award in connection with the reversion of certain assets earmarked for the provisions of services under former concessions.

•

Since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.

ACCESSES	2016				2017
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	15,977.2	16,161.0	16,503.1	16,573.4	16,471.3	16,610.7	16,964.5	17,940.1	8.2
Fixed telephony accesses (1) (2)	1,414.2	1,402.7	1,389.4	1,353.4	1,352.7	1,330.6	1,319.7	1,609.6	18.9
Internet and data accesses (2)	1,008.4	1,011.6	1,025.1	977.2	990.0	982.3	984.9	1,210.0	23.8
Broadband	999.9	1,003.2	1,003.2	964.1	976.8	969.1	971.5	1,196.4	24.1
FTTx	—	—	—	27.1	33.4	54.6	86.5	126.8	n.m.
Mobile accesses	13,057.2	13,226.3	13,556.9	13,725.3	13,603.0	13,768.6	14,130.1	14,590.6	6.3
Prepay	9,625.1	9,730.2	10,019.0	10,136.8	9,974.3	10,096.8	10,401.1	10,857.7	7.1
Contract	3,432.1	3,496.1	3,537.9	3,588.5	3,628.6	3,671.8	3,729.0	3,732.9	4.0
M2M	471.0	464.3	481.3	478.7	474.8	463.7	468.6	454.3	(5.1)
Pay TV	497.4	520.4	531.7	517.5	525.6	529.3	529.8	529.9	2.4
Wholesale Accesses	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.5	(11.7)

Total Accesses	15,977.8	16,161.6	16,503.7	16,573.9	16,471.8	16,611.2	16,965.0	17,940.5	8.2

(1)	Includes fixed wireless and VoIP accesses.
(2)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA	2016				2017
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	26.3%	26.4%	26.1%	26.1%	26.7%	26.7%	26.4%	25.6%	(0.5 p.p. )
Smartphones (‘000)	4,391.3	4,516.1	4,744.8	5,043.4	5,324.1	5,477.0	5,761.4	5,977.1	18.5
Smartphone penetration (%)	35.5%	36.0%	36.8%	38.6%	41.1%	41.7%	42.7%	42.7%	4.1 p.p.
LTE (‘000)	1,375.6	1,667.1	1,943.0	2,340.6	2,682.5	3,193.6	3,731.2	4,260.0	82.0
LTE penetration (%)	10.9%	13.1%	14.9%	17.7%	20.4%	24.0%	27.3%	30.1%	12.4 p.p.
Mobile churn (quarterly)	3.2%	3.2%	2.9%	3.5%	4.2%	3.4%	2.9%	2.9%	(0.7 p.p. )
Contract (1)	1.8%	1.7%	1.7%	1.6%	1.5%	1.6%	1.5%	1.7%	0.2 p.p.
Mobile churn (cumulative YTD)	3.2%	3.2%	3.1%	3.2%	4.2%	3.8%	3.5%	3.3%	0.1 p.p.
Contract (1)	1.8%	1.8%	1.6%	1.5%	1.5%	1.5%	1.5%	1.6%	0.1 p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.2	4.3	4.3	4.4	4.7	4.6	4.5	4.4	(0.5)
Prepay	1.1	1.2	1.1	1.0	1.2	1.2	1.2	1.2	(0.9)
Contract (1)	14.6	14.8	15.0	14.2	16.4	15.9	15.3	15.0	(2.5)
Mobile data traffic (TB) (cumulative YTD)	14,077	29,400	46,343	66,085	22,498	48,002	75,237	105,623	59.8
Fixed telephony ARPU (EUR) (cumulative YTD)	9.8	10.1	10.7	10.7	11.1	10.8	10.2	9.3	(12.1)
Pay TV ARPU (EUR) (cumulative YTD)	11.0	11.3	11.9	12.2	14.3	14.1	13.5	13.2	7.4
Broadband ARPU (EUR) (cumulative YTD)	8.2	8.5	10.3	9.2	11.0	11.1	10.9	10.3	10.4
Fixed data traffic (TB) (cumulative YTD) (2)	70,654	149,797	234,125	319,800	89,505	192,552	296,678	401,577	25.6

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

January - December 2017

Telefónica México

(y-o-y changes in organic terms)

Telefónica Mexico maintained its improvement trend showed throughout 2017 and once again posted y-o-y growth in the fourth quarter in revenues and OIBDA and margin expansion (+0.3%, +21.4% and +4.3 p.p. respectively). Likewise, it continued to progress in its strategic positioning with an improvement in the commercial offering and distribution channels, in addition to the coverage and quality of the network thanks to the focus on investment in the main cities in the country, as well as the national roaming agreement and other investment models.

Mobile accesses decreased by 6% y-o-y, although contract accesses increased 13% after posting net additions of 58k in the quarter (+251k in the year) thanks to the highest commercial activity in the last eight quarters (boosted by the growth in own stores). Prepay accesses increased in the quarter by 474k (-1.7m in the year), after posting a churn improvement of 1.1 p.p. vs. previous quarter.

For the second consecutive quarter, ARPU increased y-o-y (+1.5%, -4.7% in the year) due to greater rationality in prepay commercial offerings.

Revenues (€334m in the quarter) grew 0.3% y-o-y (-2.2% in the year) with a positive performance in outgoing mobile revenues (+0.8%; -8.2% in the year), reverting its trend thanks to the growth in contract accesses and ARPU. Additionally, handset revenues increased on the greater commercial activity, mainly in the high-end range (+56.6% y-o-y in the quarter, +47.9% in the year) amid a context of more rational subsidies.

Operating expenses reached €263m in October-December and decreased by 5.6% y-o-y (-4.1% in the year), primarily because of lower interconnection expenses and the generation of efficiencies, which more than offset the higher handset consumption. Moreover, headcount restructuring costs of €6m were booked in the quarter (€11m for the same quarter in 2016).

OIBDA amounted to €78m and increased by 21.4% vs. the fourth quarter of 2016 due to the improvement in revenues and the efficiency measures in expenses. For the full year, OIBDA decreased 1.8% y-o-y.

Thus, OIBDA margin stood at 23.3% (+4.3 p.p. y-o-y) and 22.6% in 2017 (+0.1 p.p. y-o-y).

CapEx totalled €217m in the year (+0.6% y-o-y) and was allocated to deploying and improving 3G and 4G. Thus, operating cash flow (OIBDA-CapEx) reached €86m in January-December (-6.7% y-o-y).

January - December 2017

TELEFÓNICA MÉXICO
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2017	2016	% Chg	% Organic Chg	2017	2016	% Chg	% Organic Chg
Revenues	1,336	1,410	(5.2)	(2.2)	334	347	(3.9)	0.3
Service revenues	1,102	1,246	(11.6)	(8.8)	259	298	(13.0)	(9.0)
Data revenues	555	533	4.2	7.6	144	122	18.5	22.9
Handset revenues	234	164	43.3	47.9	75	50	50.8	56.6
OIBDA	302	309	(2.2)	(1.8)	78	60	29.6	21.4
OIBDA margin	22.6%	21.9%	0.7 p.p.	0.1 p.p.	23.3%	17.3%	6.0 p.p.	4.3 p.p.
CapEx	217	219	(0.9)	0.6	85	88	(4.0)	(0.2)
Spectrum	4	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	86	90	(5.4)	(6.7)	(7)	(28)	(75.0)	c.s.

Notes:

•	OIBDA is presented before management and brand fees.

•

Since 1 January 2016 Data revenues have been revised due to different allocation criteria between Data revenues and other service revenues. This change does not affect total Service revenues figure reported for 2016.

ACCESSES	2016				2017
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Mobile accesses	25,655.4	25,928.8	25,937.5	26,557.2	25,657.9	25,277.7	24,539.2	25,070.9	(5.6)
Prepay	23,803.2	24,069.1	24,081.0	24,620.1	23,639.3	23,197.6	22,408.7	22,882.4	(7.1)
Contract (1)	1,852.2	1,859.7	1,856.5	1,937.2	2,018.6	2,080.1	2,130.5	2,188.5	13.0
M2M	602.6	629.2	658.3	668.4	710.1	744.0	789.2	854.5	27.8
Fixed Wireless	1,296.9	1,252.9	1,176.8	1,057.4	974.4	924.2	849.5	808.4	(23.6)
Wholesale Accesses (1)	—	—	54.8	39.8	39.2	38.5	38.4	10.3	(74.2)

Total Accesses	26,952.3	27,181.7	27,169.1	27,654.4	26,671.5	26,240.4	25,427.1	25,889.5	(6.4)

(1)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.

SELECTED OPERATIONAL DATA	2016				2017
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Contract percentage (%)	7.2%	7.2%	7.2%	7.3%	7.9%	8.2%	8.7%	8.7%	1.4 p.p.
Smartphones (‘000)	10,916.0	11,489.4	11,569.6	11,961.4	11,865.9	11,789.9	11,483.8	11,576.0	(3.2)
Smartphone penetration (%)	43.8%	45.6%	45.8%	46.3%	47.6%	48.1%	48.4%	47.9%	1.6 p.p.
LTE (‘000)	2,154.7	2,477.9	2,776.6	3,312.1	3,658.0	4,035.0	4,309.6	5,111.2	54.3
LTE penetration (%)	8.6%	9.8%	11.0%	12.8%	14.7%	16.4%	18.1%	21.1%	8.3 p.p.
Mobile churn (quarterly)	3.5%	3.3%	3.6%	3.7%	4.8%	3.9%	4.7%	3.7%	(0.0 p.p. )
Contract (1)	1.7%	2.9%	1.7%	1.9%	2.1%	1.9%	2.2%	2.5%	0.6 p.p.
Mobile churn (cumulative YTD)	3.5%	3.4%	3.5%	3.6%	4.8%	4.4%	4.5%	4.3%	0.7 p.p.
Contract (1)	1.7%	2.4%	1.7%	1.4%	2.1%	1.7%	1.9%	2.1%	0.7 p.p.
Mobile ARPU (EUR)(cumulative YTD)	3.8	3.5	3.3	3.3	2.7	2.9	3.0	3.0	(4.7)
Prepay	3.3	3.0	2.8	2.1	2.3	2.4	2.5	2.5	(6.5)
Contract (1)	14.6	14.2	14.2	12.8	12.1	12.4	12.5	12.3	(8.8)
Mobile data traffic (TB) (cumulative YTD)	17,192	37,369	60,088	86,315	30,861	69,939	112,251	155,767	80.5

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

January - December 2017

Other Hispam countries

SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2017	2016	% Var	% Organic Chg	2017	2016	% Var	% Organic Chg
Revenues	1,771	2,122	(16.6)	59.9	435	642	(32.3)	91.4
Telefónica Venezuela	106	432	(75.4)	n.m.	18	196	(90.9)	n.m.
Telefónica Central America	890	912	(2.5)	0.8	227	244	(6.9)	2.3
Telefónica Ecuador	539	551	(2.1)	(0.3)	135	139	(3.1)	5.7
Telefónica Uruguay	235	226	4.0	0.9	55	63	(12.4)	(2.8)
Service revenues	1,623	1,991	(18.5)	92.3	392	603	(34.9)	n.m.
Telefónica Venezuela	104	420	(75.3)	n.m.	18	191	(90.7)	n.m.
Telefónica Central America	827	856	(3.5)	(0.2)	209	229	(8.5)	0.7
Telefónica Ecuador	474	506	(6.2)	(4.4)	114	125	(9.0)	(0.5)
Telefónica Uruguay	218	210	4.1	1.1	51	53	(2.8)	(1.4)
OIBDA	545	623	(12.5)	113.2	156	207	(24.9)	n.m.
Telefónica Venezuela	34	111	(69.1)	n.m.	9	51	(81.7)	n.m.
Telefónica Central America	263	254	3.3	9.6	83	82	1.0	13.0
Telefónica Ecuador	163	177	(8.3)	(6.2)	42	52	(18.4)	(10.5)
Telefónica Uruguay	85	80	6.7	3.8	21	23	(6.7)	2.6
CapEx	312	363	(14.0)	61.4	138	152	(9.3)	91.0
Telefónica Venezuela	9	91	(90.4)	n.m.	(2)	42	c.s.	n.m.
Telefónica Central America	165	139	18.9	(4.6)	93	48	94.7	25.1
Telefónica Ecuador	77	99	(22.8)	(21.6)	34	45	(24.1)	(20.4)
Telefónica Uruguay	62	34	82.4	(0.5)	14	18	(21.6)	(14.0)
Spectrum	64	—	—	—	35	—	—	—
Telefónica Venezuela	—	—	—	—	—	—	—	—
Telefónica Central America	36	—	—	—	36	—	—	—
Telefónica Ecuador	—	—	—	—	—	—	—	—
Telefónica Uruguay	27	—	—	—	(1)	—	—	—
OpCF (OIBDA-CapEx)	233	259	(10.3)	183.9	17	55	(68.3)	n.m.
Telefónica Venezuela	25	20	30.1	n.m.	12	8	41.9	n.m.
Telefónica Central America	98	116	(15.4)	26.6	(10)	34	c.s.	(3.8)
Telefónica Ecuador	86	78	10.3	13.5	9	7	15.7	54.2
Telefónica Uruguay	23	46	(49.4)	7.1	7	5	45.5	75.6

•

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-December 2017 period Telefónica uses a synthetic exchange rate of 36,115 Venezuelan bolivars fuertes per dollar at December 2017.

•	OIBDA is presented before management and brand fees.

•	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES	2016				2017
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	1,276.1	1,263.7	1,250.3	1,229.8	1,212.6	1,195.8	1,158.7	1,136.8	(7.6)
Internet and data accesses	13.7	13.7	13.0	13.3	16.9	17.6	18.1	19.2	44.5
Broadband	6.7	6.9	2.8	3.0	2.6	2.7	2.8	3.4	14.7
Mobile accesses	28,613.6	28,960.4	29,407.0	29,644.2	29,446.6	29,175.6	28,812.9	28,844.7	(2.7)
Prepay	24,461.3	24,780.9	25,155.7	25,360.7	25,128.1	24,832.2	24,469.3	24,466.6	(3.5)
Contract	4,152.2	4,179.5	4,251.4	4,283.5	4,318.5	4,343.5	4,343.6	4,378.1	2.2
M2M	389.6	397.9	423.5	438.6	435.5	451.2	456.6	463.1	5.6
Pay TV	478.2	478.1	468.7	466.1	462.6	452.7	451.8	452.2	(3.0)

Total Accesses	30,381.6	30,715.9	31,139.0	31,353.4	31,138.7	30,841.7	30,441.5	30,452.8	(2.9)

(1)	Includes fixed wireless and VoIP accesses.

January - December 2017

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España (1)	100.0
Telefónica Móviles España (2)	100.0
Telyco	100.0
Acens Technologies	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U (3)	60.0
Telefónica Digital	100.0
China Unicom (4)	0.6
BBVA	0.7
Prisa (5)	9.4

(1)	On 2 November 2017, Telefónica de España, S.A. took over Iberbanda, S.A.
(2)	On 2 November 2017, Telefónica Móviles España, S.A took over Tuenti Technologies, S.L.
(3)	On 24 October 2017, Telefónica transferred to KKR the 24.8% of Telxius share capital and the remainder 15.2% of the share capital was transferred in the fourth quarter of 2017.
(4)	After the capital increase carried out on 24 November 2017, Telefónica’ stake reduced to 0.6%.
(5)	As of 20 February 2018, stake communicated to CNMV.

January - December 2017

Changes to the Perimeter

During 2017, the following changes have been made to the perimeter of consolidation:

•

On 13 March 2017, Telefónica increased its shareholding in Telefónica Deutschland Holding AG from 63.2% to 69.2% through a share swap agreement with KPN. Telefónica delivered 72.0m of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5m shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.

•	Additionally, on 20 February 2017, Telefónica reached an agreement for the sale to Taurus Bidco S.à.r.l. of up to 40% of the capital stock of Telxius for €1,275m (€12.75 per share).

•

On the 24th of October of 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred to KKR the 24.8% of its share capital. On the 8th of December of 2017, the exchange of the remainder 15.2% of the share capital of Telxius was closed, for an amount of €484.5m.

•	After the transaction, Telefónica maintains control over Telxius.

•

On 30 September 2017, as part of the early termination agreement regarding the contract with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (the “PARAPAT”) Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of the Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (“Telebucaramanga”), operating from the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (“Metrotel”); and Operaciones Tecnológicas y Comerciales S.A.S. (“Optecom”), operating in the city of Barranquilla, for an overall price of approximately €147m equivalent on the transaction date. These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.

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Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income or cash flow from operating activities.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found on this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t4-data.zip/96af5b99-318e-be4c-97b2-5c3a0e3a9432 ”.

The OIBDA is also defined on the financial information published by the Group as of 31st December, 2017 (see particularly Note 2 and Note 5 of the Consolidated Annual Financial Statements of 2017).

Debt indicators

a) Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in “Trade and other payables” or “Non-current financial assets” have a maturity beyond one year and a financial component. In “Trade and other receivables” we include the customer financing corresponding to the instalments for the next 12 months in connection with terminal sales for a period of more than one year, and “Non-current financial assets” includes derivatives, instalments for the long term sales of terminals to customers and other long term financial assets.

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We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of December 2017 can be found on page 13 of this document and on the financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t4-data.zip/96af5b99-318e-be4c-97b2-5c3a0e3a9432”. Net financial debt is also defined on the financial information published by the Group as of 31st December, 2017 (see Note 2 of the Consolidated Annual Financial Statements of 2017).

b) Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t4-data.zip/96af5b99-318e-be4c-97b2-5c3a0e3a9432”.

Free Cash Flow

The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.

The definition of free cash flow has been revised so that the cash received from the sale of real estate (which in recent years amounted to 35 million euros in 2015, 8 million euros in 2016 and 8 million euros in 2017) is no longer excluded from the cash flow proceeding from the operations. Cash received from the sale of real estate is included in the “(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net” figure within the free cash flow.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

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The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t4-data.zip/96af5b99-318e-be4c-97b2-5c3a0e3a9432”. Free cash flow is also defined in the financial information published by the Group as of 31st December, 2017 (see Note 2 of the Consolidated Annual Financial Statements of 2017).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations, provide useful information about the evolution of the business due to several factors:

•

They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•

Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic” measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2017/2016 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2016, excludes the impact of hyperinflation adjustment in Venezuela in both years.

•	Considers a constant perimeter of consolidation.

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

•	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t4-data.zip/96af5b99-318e-be4c-97b2-5c3a0e3a9432”.

The Management Report contained in the Consolidated Financial Statements for the period ended 31st December, 2017 of Telefónica Group also includes the description of the adjustments for the calculation of the organic variations.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is

January - December 2017

calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•

They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

•

The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2017/2016 is defined as the reported variation as adjusted by the following factors:

•	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t4-data.zip/96af5b99-318e-be4c-97b2-5c3a0e3a9432”.

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DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for the year 2017 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

ir@telefonica.com

www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 22, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer.